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02034774

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resorts World BHD

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 1 9 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3229 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/13/02


FIRST WORLD PLAZA

RESORTS WORLD BHD

(58019-U)

Contents

Cover Rationale

The cover depicts the wide array of leisure entertainment and new exciting activities at First World Complex, the latest wholesome family entertainment attraction at *Genting Highlands Resort – The City of Entertainment.*

Join us on landed and suspended fun rides which include the 60-foot tall *Ferris Wheel*, the enchanting *Venice Gondola* boat rides, the *Rio Float* (the first-ever theme park suspended ride in Malaysia) and take the latest challenge of *Sky Venture*, Asia's first-ever skydiving simulation attraction. Eat to your heart's content at the numerous food & beverage outlets and enjoy the endless variety of shopping at the First World Plaza. Many more new attractions are in store. So, come and enjoy the "World of Genting" at 6,000 feet above sea level with its cool lush surroundings and see why we are voted the "Best 5-Star Family & Entertainment Resort" (World Asia Media Awards, 2001).

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Twenty-Second Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 2.30 p.m.

BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2001 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM288,000 for the financial year ended 31 December 2001 (2000: RM288,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:
   (i) Dato' Lim Kok Thay **(Resolution 4)**
   (ii) Mr Justin Tan Wah Joo **(Resolution 5)**

5. To re-elect Tan Sri Dr. Lin See Yan as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Resolution 6)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Lim Goh Tong, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

   "That Dato' Siew Nim Chee, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 8)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 9)**

8. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2002

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

1. The following are the Directors standing for re-election at the Twenty-Second Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 2.30 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

      (i) ***Dato' Lim Kok Thay***
      (ii) ***Mr Justin Tan Wah Joo***

   (b) Pursuant to Article 104 of the Articles of Association of the Company

      Tan Sri Dr. Lin See Yan

   (c) Pursuant to Section 129 of the Companies Act, 1965

      (i) ***Tan Sri Lim Goh Tong***
      (ii) ***Dato' Siew Nim Chee***

2. Number of Board Meetings held during the financial year ended 31 December 2001 : *4*

   Attendance of Directors at Board Meetings held during the financial year ended 31 December 2001

Name of Directors	***Number of Meetings Attended***
Tan Sri Lim Goh Tong	3
Tun Mohammed Hanif bin Omar	3
Dato' Lim Kok Thay	3
Tan Sri Alwi Jantan	4
Mr Justin Tan Wah Joo	4
Mr Goh Sin Huat	4
Dato' Siew Nim Chee	4
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman	4
Tan Sri Dr. Lin See Yan (appointed as a Director on 27 February 2002)	-

3. Further details on the Directors standing for re-election at the Twenty-Second Annual General Meeting are set out on pages 5 to 6 of this Annual Report.

2001

28 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2000.

18 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2000 and the Twenty-First Annual General Meeting.

20 APRIL
Announcement of the following:

(a) Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back")

(b) *Proposed Amendments to the Articles of Association* ("Proposed Amendments")

28 MAY
Notice to Shareholders of the Twenty-First Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and Proposed Amendments.

29 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2001.

26 JUNE
Twenty-First Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and Proposed Amendments.

28 AUGUST
Announcement of the following:

(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2001.

(b) Entitlement Date for the Interim Dividend in respect of the half-year ended 30 June 2001.

(c) Proposed Executive Share Option Scheme for Eligible Executives and Executive Directors of the Company and its subsidiaries ("Proposed ESOS").

28 NOVEMBER
Announcement of the following:

(a) Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2001.

(b) Proposed Amendment to Article 86 of the Articles of Association ("Proposed Amendment").

(c) Appointment of Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman and Mr Justin Tan Wah Joo as additional members of the Audit Committee of the Company.

2002

29 JANUARY
Notice to Shareholders of the Extraordinary General Meeting in respect of the following:

(a) Proposed ESOS.

(b) Proposed Amendment.

21 FEBRUARY
Extraordinary General Meeting in respect of the Proposed ESOS and Proposed Amendment.

27 FEBRUARY
Announcement of the following:

(a) Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2001.

(b) Appointment of Tan Sri Dr. Lin See Yan as an independent non-executive director of the Company.

1 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2001 and the Twenty-Second Annual General Meeting.

29 APRIL
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back") and the Proposed Amendments to the Bye-Laws of the ESOS.

30 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2002.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2000 Final - 8.0 sen less tax	28 February 2001	5 July 2001	25 July 2001
2001 Interim - 8.0 sen less tax	28 August 2001	5 October 2001	25 October 2001
2001 Proposed Final - 8.0 sen less tax	27 February 2002	5 July 2002	26 July 2002 *

* *Upon approval of Shareholders at the Twenty-Second Annual General Meeting*

Board of Directors and Corporate Information



Tan Sri Lim Goh Tong
Chairman and Chief Executive



Tun Mohammed Hanif bin Omar
Deputy Chairman



Dato' Lim Kok Thay
Managing Director



Tan Sri Alwi Jantan
Executive Director



Mr Justin Tan Wah Joo
Executive Director



Mr Goh Sin Huat
Independent Non-Executive Director



Dato' Siew Nim Chee
Independent Non-Executive Director



Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Independent Non-Executive Director



Tan Sri Dr. Lin See Yan
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Goh Tong
Chairman and Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Dato' Lim Kok Thay
Managing Director

Tan Sri Alwi Jantan
Executive Vice President
- Public Affairs & Human Resources

Mr Justin Tan Wah Joo
Executive Vice President
- Leisure & Hospitality

Mr Lee Choong Yan
Executive Vice President
- Resorts

Colonel (R) Dato' Cheng Wah
Senior Vice President
- Property Development

Mr Wong Yun On
Senior Vice President
- Hotel Operations

Dato' Anthony Yeo Keat Seong
Senior Vice President
- Public Relations & Media

Mr Jeffrey Teoh Kak Siew
Senior Vice President
- Casino Marketing

Mr Lim Eng Ming
Senior Vice President
- Casino Operations

Ms Koh Poy Yong
Senior Vice President
- Finance

AUDIT COMMITTEE

Dato' Siew Nim Chee
Chairman/Independent Non-Executive Director

Mr Goh Sin Huat
Member/Independent Non-Executive Director

Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Dato' Lim Kok Thay
Member/Managing Director

Mr Justin Tan Wah Joo
Member/Executive Director

NOMINATION COMMITTEE

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Mr Goh Sin Huat
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Mr Goh Sin Huat
Member/Independent Non-Executive Director

Dato' Lim Kok Thay
Member/Managing Director

SECRETARY

Mr Tan Wooi Meng

RESORTS WORLD BHD

A public limited liability company
Incorporated and domiciled in Malaysia
Company no. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304
E-mail : rwbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Kuala Lumpur Stock Exchange
(22 December 1989)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com.my

Tan Sri Lim Goh Tong (Malaysian, aged 84), appointed on 7 May 1980, is the founder of the Group, the Chairman and Chief Executive of Resorts World Bhd ("the Company"). He is also the Chairman and Chief Executive of Genting Berhad, the holding company which owns 55.20% equity interest in the Company and a Director of Asiatic Development Berhad, a related company. In addition, he is also a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable Foundation established by him and his family in Malaysia.

Tan Sri Lim has a share option to subscribe for 300,000 ordinary shares in the Company.

Tan Sri Lim is the father of Dato' Lim Kok Thay.

Tun Mohammed Hanif bin Omar (Malaysian, aged 63), appointed on 23 February 1994, is the Deputy Chairman. He is the former Inspector-General of Police from where he retired after an illustrious service with the Royal Malaysian Police Force in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the then University of Malaya, Singapore and Bachelor of Law (Honours) Degree from Buckingham University. He is also the Deputy Chairman of Genting Berhad, the Chairman on the Board of public-listed Park May Berhad and General Corporation Berhad, the Chairman of Maxis Communications Berhad and a director of AMMB Holdings Berhad, Arab-Malaysian Finance Berhad, Fullmark Manufacturing Bhd and MBF Finance Berhad. He is the President of the Board of the Malaysian Equine Council and of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares and has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Lim Kok Thay (Malaysian, aged 50), appointed on 17 October 1988, is the Managing Director. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Managing Director of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC. He is the Chairman, President and Chief Executive Officer of Star Cruises Limited and a director of Kien Huat Berhad. In addition, he sits on the boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Dato' Lim holds 50,000 ordinary shares and has a share option to subscribe for 175,000 ordinary shares in the Company.

Dato' Lim is a son of Tan Sri Lim Goh Tong.

Tan Sri Alwi Jantan (Malaysian, aged 67), appointed on 10 August 1990, is the Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a long career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He also sits on the Boards of Guinness Anchor Berhad, Genting Golf Course Bhd, Awana Vacation Resorts Development Berhad, Genting Highlands Berhad and FAL Berhad.

Tan Sri Alwi holds 5,000 ordinary shares in the Company and 60,000 ordinary shares in Genting Centre of Excellence Sdn Bhd, a subsidiary of the Company; and has a share option to subscribe for 250,000 ordinary shares in the Company.

Mr Justin Tan Wah Joo (Malaysian, aged 52), appointed on 12 April 1999, is the Executive Director. He holds a Bachelor of Economics Degree (Honours) from University of Malaya. He went on to receive his professional qualifications and is currently a Fellow of the Australian Society of Certified Practising Accountants (FCPA) and an Associate Member of the Chartered Institute of Management Accountants, UK (ACMA). He is also the Managing Director of Genting International PLC. He has eighteen years of working experience with the Genting Berhad Group. He has held and is currently holding directorship in various subsidiaries under the Group.

Mr Justin Tan does not hold any shares in the Company or in any of its subsidiaries.

Mr Goh Sin Huat (Malaysian, aged 53), appointed on 17 October 1988, is an Independent Non-Executive Director. He was an Executive Director (Operations) of the Company from 1 September 1989 to 31 July 1995. He holds a Bachelor of Arts Degree in Economic from the University of Malaya. He has been with the Genting Berhad Group since 1972. He is also the Chief Executive Officer/Managing Director of Ho Wah Genting Berhad.

Mr Goh does not hold any shares in the Company or in any of its subsidiaries.

Dato' Siew Nim Chee (Malaysian, aged 76), appointed on 11 August 1994, is an Independent Non-Executive Director. He was appointed as Director of Asiatic Development Berhad on 12 June 1980. He holds a Bachelor of Arts Degree and a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He went on to obtain a Master of Science Degree in Industrial Labour Relations from Cornell University in 1953. He was an adviser and consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector. He also sits on the Boards of Ancom Berhad, Johan Holdings Berhad, UAC Berhad, Malaysia Smelting Corporation Berhad and Malaysian Oxygen Berhad.

Dato' Siew does not hold any shares in the Company or in any of its subsidiaries.

Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 66), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Dato' Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as the Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General in the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1992, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Kuala Lumpur Industries Holdings Berhad, Shangri-La Hotels (Malaysia) Berhad, Eng Teknologi Holdings Bhd, Kuala Lumpur Industries Berhad and Olympia Industries Berhad. In addition, he serves on the boards of a number of charitable organisations in Malaysia.

Tan Sri Dato' Wan Sidek does not hold any shares in the Company or in any of its subsidiaries.

Tan Sri Dr. Lin See Yan (Malaysian, aged 62), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a Chartered Statistician. He is a Harvard University alumni where he received three degrees, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) for Universiti Utara Malaysia.

Prior to 1998, Tan Sri Dr. Lin was the Chairman/President and Chief Executive Officer of Pacific Bank Berhad and for 14 years previously, the Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. He continues to serve the public interest. He is a Member of the National Economic Action Council (NEAC) Working Group; the Chairman of the Expert Group on Finance for Sustainable Development, the UN Commission on Sustainable Development (New York); the Pro-Chancellor of Universiti Sains Malaysia; a trustee for the Malaysia University for Science & Technology; the Governor of Asian Institute of Management in Manila; and a member of the Harvard University Graduate School Alumni Council in Cambridge as well as Harvard's Regional Director for Asia. In addition, he advises and sits on the Boards (including Executive/Audit Committees) of a number of public listed and private business enterprises in Malaysia, Singapore and Indonesia, including as a Director of Genting Berhad, Ancom Berhad, Kumpulan Guthrie Berhad, Fraser & Neave Holdings Berhad and Bank Industri & Teknologi Malaysia Bhd.

Tan Sri Dr. Lin does not hold any shares in the Company or in any of its subsidiaries.

NOTES TO DIRECTORS' PROFILE

1. ***Family Relationship***
   Save as disclosed above for Tan Sri Lim Goh Tong and Dato' Lim Kok Thay, the other Directors do not have any family relationship with any Director and/or major shareholder of the Company.

2. ***Conflict of Interest***
   The Directors' personal interests in material business arrangement, if any, with the Company are set out in Note 34 to the Financial Statements under "Significant Related Party Disclosures" on pages 53 to 55 of this Annual Report.

3. ***Conviction for Offences***
   None of the Directors have any conviction for offences within the past 10 years.

4. ***Attendance at Board Meetings***
   The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 21 of this Annual Report.

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Group") for the financial year ended 31 December 2001.

PERFORMANCE REVIEW

The Group achieved a 7% growth in revenue amounting to RM2,503.1 million during the year under review. The Group's profit before tax for 2001 was RM605.4 million compared to a reported loss before tax of RM646.6 million in the previous year. The loss before tax in the previous year was mainly due to the exceptional charges incurred during that year, which comprised RM1,047.2 million of goodwill write-off arising from the subscription of new equity shares in Star Cruises Limited, RM98.0 million of allowance for diminution in value of short-term quoted shares and RM109.9 million of loss on disposal of NCL Holding ASA shares.

The higher revenue and profit registered in 2001 were mainly due to the better performance of the leisure and hospitality business. This encouraging performance reflects the continuous efforts of the Group in attracting more visitor arrivals to the Genting Highlands Resort despite the tough operating environment which was further exacerbated by the global economic slowdown and the unfortunate September 11 effect.

PROFIT/(LOSS) BEFORE TAXATION & TOTAL ASSETS EMPLOYED


RM million
4,000
2,000
0
(2,000)
1,090.9
4,402.4
371.8
4,569.3
648.1
4,998.6
(646.6)
5,329.6
605.4
5,732.7
1997
1998
1999
2000
2001
Profit/(Loss) before taxation
Total assets employed

BASIC EARNINGS/(LOSS) PER SHARE & NET TANGIBLE ASSETS PER SHARE


RM
3
2
1
0
(1)
79.4 sen
3.21
13.6 sen
3.22
59.2 sen
3.69
(80.3) sen
2.77
32.2 sen
2.98
1997
1998
1999
2000
2001
Basic Earnings/(Loss) Per Share
Net Tangible Assets Per Share

Saya bagi pihak Lembaga Pengarah, dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Syarikat-Syarikat dalam Kumpulan Resorts World ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2001.

TINJAUAN PRESTASI

Kumpulan telah mencapai pertumbuhan dalam hasil sebanyak 7% berjumlah RM2,503.1 juta pada tahun dalam kajian. Keuntungan sebelum cukai Kumpulan bagi 2001 adalah sebanyak RM605.4 juta berbanding dengan kerugian sebelum cukai berjumlah RM646.6 juta yang dilaporkan pada tahun sebelumnya. Kerugian sebelum cukai pada tahun sebelum disebabkan terutamanya oleh caj-caj luar biasa yang ditanggung pada tahun berkenaan, yang terdiri daripada RM1,047.2 juta pelupusan ihsan yang timbul dari langganan saham-saham ekuiti baru dalam Star Cruises Limited, RM98.0 juta peruntukan bagi pengurangan nilai saham-saham tawaran jangka pendek dan RM109.9 juta kerugian dalam pelupusan saham-saham NCL Holding ASA.

Sebahagian besar peningkatan hasil dan keuntungan yang dicatatkan bagi 2001 adalah kerana prestasi yang lebih baik dari perniagaan peranginan dan keraian. Prestasi yang menggalakkan ini mencerminkan usaha-usaha berterusan Kumpulan dalam menarik lebih ramai para pelawat ke Genting Highlands Resort meskipun persekitaran kendalian yang sukar yang lagi bertambah teruk akibat kelembapan ekonomi global dan peristiwa malang 11 September.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2001 RM million	2000 RM million	Change %
Operation revenue	2,503.1	2,337.9	7.1
Profit/(Loss) before taxation	605.4	(646.6)	N/M
Profit/(Loss) after taxation	351.5	(876.1)	N/M
Net profit/(Loss) for the year	351.9	(876.5)	N/M
Shareholders' equity	3,249.7	3,023.5	7.5
Total assets employed	5,732.7	5,329.6	7.6
Basic earnings/(loss) per share (sen)*	32.2	(80.3)	N/M
Diluted earnings/(loss) per share (sen)*	N/A	N/A	N/A
Net dividend per share (sen)	11.5	11.5	0.0
Dividend cover (times)*	2.8	N/A	N/A
Net tangible assets per share (RM)	2.98	2.77	7.6
Return/(Loss) (after tax and minority interests) on average shareholders' equity (%)	11.2	(24.9)	N/M

* *Computed based on profit/(loss) after taxation and minority interests.*
N/M : Not Meaningful
N/A : Not Applicable

DIVIDENDS

An interim dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each, amounting to RM62.9 million was paid on 25 October 2001. The Board recommends a final dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each for the approval of shareholders at the forthcoming Twenty-Second Annual General Meeting. Total net dividend for the year will amount to RM125.8 million.

BUSINESS DEVELOPMENTS

Despite the challenging business conditions, the Group continued investing to enhance the Genting Highlands Resort ("Resort") as the premier holiday and entertainment destination in Malaysia and in Asia. The year 2001 witnessed the introduction of many exciting new attractions at the Resort. During the year under review, the First World Complex ("FW Complex") comprising the First World Hotel, the First World Plaza ("The Plaza") and Genting International Convention Centre ("GICC"), was successfully completed. The total investment in the FW Complex together with road upgrading and improvements amounted to over RM1 billion. These investments provided stimulus to the development of the local economic activities.

As a result of these new enhanced facilities and innovative promotional efforts, the adverse impact of September 11 on visitor arrivals to the Resort was mitigated. The total number of visitors to the Resort increased to 14.1 million in 2001, compared to 13.4 million in the previous year.

The Plaza pioneers a new age indoor theme park, which also houses an array of interesting food and beverage outlets together with retail shops. The Plaza features appropriately themed boulevards, reminiscent of famous landmarks such as *Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden and Genting Walk*. Many exciting new rides have been added to cater to people of all ages. These rides include the 60-foot tall *Ferris Wheel*, the *Venice Gondola* boat ride, the *Reindeer Cruiser* and the *Rio Float*, the first ever theme park suspended ride in Malaysia.

Other major attractions to be introduced this year include a snow house and *Genting Sky Venture* the first-ever skydiving simulation attraction in Asia and the second in the world.

DIVIDEN

Dividen interim sebanyak 8.0 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham, yang berjumlah RM62.9 juta telah dibayar pada 25 Oktober 2001. Pihak Lembaga Pengarah mencadangkan dividen akhir sebanyak 8.0 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham, tertakluk kepada kelulusan para pemegang saham di Mesyuarat Agung Tahunan Kedua Puluh Dua yang akan datang. Dividen bersih bagi tahun ini akan berjumlah RM125.8 juta.

PERKEMBANGAN PERNIAGAAN

Meskipun persekitaran perniagaan yang sentiasa mencabar, Kumpulan terus melabur untuk mempertingkatkan Genting Highlands Resort ("Resort") sebagai destinasi percutian dan hiburan terulung di Malaysia dan di Asia. Tahun 2001 telah menyaksikan pengenalan tarikan-tarikan baru yang banyak dan menyeronokkan di Resort. First World Complex ("FW Complex") yang merangkumi First World Hotel, First World Plaza ("Plaza") serta Genting International Convention Centre ("GICC"), telah berjaya disiapbina pada tahun dalam kajian. Pelaburan dalam FW Complex bersama dengan kerja-kerja peningkatan taraf jalan dan pembaikan-pembaikan telah berjumlah lebih RM1 bilion. Pelaburan-pelaburan ini menyediakan rangsangan kepada perkembangan ekonomi tempatan.

Peningkatan kemudahan-kemudahan yang baru serta usaha-usaha promosi yang inovatif telah mengurangkan kesan negatif peristiwa 11 September terhadap ketibaan para pelawat ke Resort. Jumlah para pelawat ke Resort telah meningkat kepada 14.1 juta dalam 2001, berbanding dengan 13.4 juta pada tahun sebelumnya.

Plaza merintis sebuah taman tema zaman baru yang juga mengandungi pelbagai kedai makanan dan minuman bersama dengan kedai-kedai runcit yang menarik. Plaza ini menonjolkan jalan-jalan berhias bertema antarabangsa yang mengingatkan kita kepada tempat-tempat yang masyhur seperti Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden dan Genting Walk. Banyak tunggangan baru yang menyeronokkan telah ditambahkan bagi memenuhi keperluan orang ramai dari pelbagai usia. Tunggangan-tunggangan ini termasuk Ferris Wheel yang setinggi 60 kaki, tunggangan bot Venice Gondola, Reindeer Cruiser dan Rio Float, iaitu tunggangan tergantung taman tema yang pertama di Malaysia.

Other new facilities at FW Complex include a multi-purpose hall named the *"Pavilion"*, a 28-lane bowling centre and a video arcade.

The infrastructure at the Resort had also been enhanced to cater to the needs of the higher number of visitor arrivals. A new water supply scheme with two water treatment plants and a new raw water storage pond were completed during the year.

As part of the Group's continuous efforts to further improve guest services, the Siebel Customer Relationship Management ("CRM") system was implemented in March 2001. This together with other programmes such as "Meet the Hotel Vice President ("VP")" and "Cocktail with the VP" have facilitated a more effective interaction between the senior management personnel and guests.

ESOS

In August 2001, the Group proposed to implement a new Executive Share Option Scheme ("ESOS") for its eligible executives and Executive Directors. The Group obtained shareholders' approval for the proposed ESOS on 21 February 2002. This proposed ESOS will enable eligible executives to participate in the future growth of the Group. It is also to reward and retain executives whose services are vital to the operations and continued growth of the Group.

PROSPECTS

Despite an anticipated moderation in the global economy, the Malaysian economy is forecasted to grow by 3.5% in year 2002 (Source: Bank Negara Annual Report 2001). The Group, having focused on expanding its room capacity at the Resort and providing exciting new entertainment rides, leisure attractions and improved road infrastructure to enhance its competitive advantage, is well placed to attract more visitors and to perform better in year 2002.

The Group will continue to capitalise on its strategic marketing synergies of the Star Cruises, NCL and Awana brands. We remain focused on building customer loyalty and awareness through our popular website, **www.genting.com.my** and the WorldCard programmes under **www.worldcard.com.my**, to further enhance the quality of our leisure-related products and services and strive for better operational efficiency.

Tarikan-tarikan utama lain yang akan diperkenalkan pada tahun ini termasuk sebuah rumah salji dan Genting Sky Venture, iaitu pensimulasi penerbangan jatuh bebas yang pertama di Asia dan yang kedua di dunia.

Kemudahan-kemudahan baru lain yang terdapat di FW Complex termasuk sebuah dewan serba guna yang bernama "Pavilion", sebuah pusat boling 28 lorong dan sebuah arked video.

Kemudahan infrastruktur di Resort juga telah dipertingkatkan untuk memenuhi keperluan-keperluan bilangan pelawat yang lebih ramai. Sebuah skim bekalan air yang baru dengan dua loji rawatan air dan sebuah kolam takungan air mentah telah disiapbina pada tahun dalam kajian.

Sebagai sebahagian daripada usaha-usaha berterusan Kumpulan untuk mempertingkatkan lagi perkhidmatan-perkhidmatan tetamu, sistem Siebel Customer Relationship Management ("CRM") telah dilaksanakan pada bulan Mac 2001. Program ini bersama dengan program-program lain seperti "Meet the Hotel Vice President ("VP")" dan "Cocktail with the VP" telah memudahkan interaksi yang lebih berkesan di antara pihak pengurusan kanan dan para tetamu.

ESOS

Dalam bulan Ogos 2001, Kumpulan telah mencadangkan untuk melaksanakan Skim Opsyen Saham Pekerja ("ESOS") yang baru untuk para eksekutif dan Pengarah-pengarah Eksekutifnya yang layak. Kumpulan telah memperolehi kelulusan para pemegang saham bagi ESOS yang dicadangkan pada 21 Februari 2002. ESOS yang dicadangkan ini membolehkan para eksekutif yang layak untuk mengambil bahagian dalam pertumbuhan masa hadapan Kumpulan. Ia juga bertujuan memberi ganjaran dan mengekalkan para eksekutif yang khidmat mereka adalah penting untuk operasi-operasi dan pertumbuhan berterusan Kumpulan.

PROSPEK

Meskipun keadaan ekonomi global yang dijangka menyederhana, ekonomi Malaysia telah diramalkan akan berkembang sebanyak 3.5% pada tahun 2002 (Sumber: Laporan Tahunan Bank Negara 2001). Kumpulan, setelah menumpukan pada penambahan muatan biliknya

APPRECIATION

On behalf of the Board, I would like to extend a warm welcome to Tan Sri Dr. Lin See Yan, who has joined the Board as a Director. I believe his vast experience will be invaluable to the Group.

We would also like to thank our shareholders, customers, the various authorities and business associates for their continued assistance, support and confidence in the Group. Our appreciation is also extended to all the employees of the Group for their hard work, loyalty and dedication throughout the year.

We look forward to another year of excellent teamwork, dedication and improved efficiency and productivity.

di Resort, menyediakan pelbagai tunggangan-tunggangan hiburan baru dan tarikan-tarikan peranginan yang menyeronokkan serta mempertingkatkan infrastruktur jalan untuk menambah kelebihan daya saingnya, kini berada di dalam kedudukan yang baik untuk menarik lebih ramai lagi pelawat dan untuk mencapai prestasi yang lebih baik pada tahun 2002.

Kumpulan akan terus mengambil kesempatan daripada sinergi-sinergi pemasaran strategik dari jenama-jenama Star Cruises, NCL dan Awana. Kami akan kekalkan tumpuan pada pembinaan kesetiaan pelanggan dan kesedaran melalui laman web popular kami www.genting.com.my dan program-program Worldcard di bawah www.worldcard.com.my, untuk menambahkan lagi kualiti produk-produk dan perkhidmatan-perkhidmatan berkaitan peranginan kami dan akan berusaha untuk mempertingkatkan lagi kecekapan operasi kami.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengalu-alukan Tan Sri Dr Lin See Yan yang telah menyertai Lembaga Pengarah sebagai seorang Pengarah. Saya percaya pengalaman beliau yang luas akan memberi nilai yang sangat tinggi kepada Kumpulan.

Kami turut ingin mengucapkan terima kasih kepada para pemegang saham , para pelanggan, pihak-pihak berkuasa dan rakan-rakan perniagaan kami di atas bantuan, sokongan dan keyakinan yang berterusan kepada Kumpulan. Penghargaan kami juga disampaikan kepada semua kakitangan di atas kegigihan, kesetiaan dan dedikasi mereka di sepanjang tahun.

Kami mengharapkan kecemerlangan kerja berpasukan, dedikasi serta peningkatan kecekapan dan produktiviti akan dikekalkan pada tahun seterusnya.

TAN SRI LIM GOH TONG
Chairman and Chief Executive
22 April 2002

TAN SRI LIM GOH TONG
Pengerusi dan Ketua Eksekutif
22 April 2002

我謹代表董事部欣然呈獻截至2001年12月31日的名勝世界集團（本集團）常年報告及已審核的財政報告。

業績檢討

本集團在這一年的收入取得7%的增長至廿五億三百一十萬零吉。本集團在2001年的稅前盈利為六億五百四十萬零吉，而前一年卻遭受六億四千六百六十萬零吉的稅前虧損。前一年的稅前虧損，主要是由于該年的特別開支所致，這包括收購麗星郵輪新股權的十億四千七百廿萬零吉的商譽報銷、九千八百萬零吉的短期掛牌股的減值，以及出售NCL Holding ASA股份時所遭受的一億九百九十萬零吉的虧損。

2001年所取得的較高收入及盈利，主要是來自休閑與酒店業的較佳表現。此項令人鼓舞的表現，反映了本集團雖處于環球性經濟放緩及9月11日不幸事件的艱難營運環境，仍然不斷努力吸引更多遊客前來雲頂高原勝地。

稅前盈利/(虧損)及全部動用資產


馬幣 百萬
4,000
2,000
0
(2,000)
1997
1998
1999
2000
2001
1,090.9
4,402.4
371.8
4,569.3
648.1
4,998.6
(646.6)
5,329.6
605.4
5,732.7
稅前盈利/(虧損)
全部動用資產

每股基本收益/(虧損)及每股淨有形資產


馬幣
3
2
1
0
(1)
1997
1998
1999
2000
2001
79.4 仙
3.21
13.6 仙
3.22
59.2 仙
3.69
(80.3) 仙
2.77
32.2 仙
2.98
每股基本收益/(虧損)
每股淨有形資產

股息

每一50仙普通股享有8仙，但須扣28%稅，而總額高達六千二百九十萬零吉的中期股息，已在2001年10月25日付出。本董事部建議的每一普通股享有8仙但須扣28%稅的終期股息，將提呈給行將來臨的第22屆常年股東大會批准。這一年的淨股息高達一億二千五百八十萬零吉。

業務發展

雖然商業情況甚具挑戰性，本集團仍繼續作出投資，以提升雲頂高原勝地，使它成為大馬及亞洲首屈一指的渡假和娛樂目的地。在2001年，雲頂高原勝地增添了許多精彩刺激的新景點。在這一年，包括第一世界酒店、第一世界廣場及雲頂國際會議中心在內的第一世界綜合中心，已完成興建。第一世界綜合中心聯同道路的提升和改善，一共耗資了十億零吉以上。這些投資也刺激了當地的經濟發展。

由于新提升的設備及創新的促銷努力，“9月11日”事件對遊客前來雲頂高原勝地的不良影響也因而減少。在2001年，到雲頂高原勝地的遊客人數增至一千四百一十萬名，而前一年的人數為一千三百四十萬名。

財政重點

截至12月31日年度	2001年 百萬零吉	2000年 百萬零吉	相差 %
營運收入	2,503.1	2,337.9	7.1
稅前盈利/(虧損)	605.4	(646.6)	N/M
稅後盈利/(虧損)	351.5	(876.1)	N/M
年度淨盈利/(虧損)	351.9	(876.5)	N/M
股東股權	3,249.7	3,023.5	7.5
	5,732.7	5,329.6	7.6
每股基本收益/(虧損)[仙]*	32.2	(80.3)	N/M
每股沖淡收益/(虧損)[仙]*	N/A	N/A	N/A
每股淨股息[仙]	11.5	11.5	0.0
股息補足率(倍數)*	2.8	N/A	N/A
每股淨有形資產(零吉)	2.98	2.77	7.6
平均股東股權(在扣稅及少數股東利益後)的回酬/(虧損) [%]	11.2	(24.9)	N/M

* *根據扣稅及少數股東利益後的盈利計算*

N/M: 無關重要

N/A: 不適用

第一世界廣場是一個首創新世代的室內主題樂園，它也設有許多令人嚮往的飲食店和零售店鋪。這廣場建有與主題吻合的林蔭道，令人想起聞名國際的地標如Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden 及 Genting Walk 等。我們也為各不同年齡的人士增添許多刺激的新坐遊設備，包括60 呎高的Ferris 遊輪、Venice Gondola船遊、Reindeer Cruiser 及Rio Float，後者是大馬主題樂園裡唯一的吊垂坐遊項目。

其他將于今年增設的重大景點包括一個雪屋及雲頂超人飛，後者是亞洲第一、世界第二的自由撞跌飛行模擬器。

第一世界綜合中心的其他新設備尚包括一個多元用途禮堂、一個擁有28 球道的保齡球中心以及一個電玩中心。

雲頂高原勝地的基本設施也被提升，以應付遊客人數增加的需求。在這一年，我們也完成興建新水供計劃下的2 個食水過濾廠，以及一個新的原水貯備池。

為了進一步改善本集團的賓客服務，我們已在2001 年3月推行“賽柏客戶關係管理”計劃。聯同其他計劃如“會見酒店副總裁”及“與副總裁共飲雞尾酒”，此項計劃已促進本酒店高級管理人員和賓客之間的更有效交流。

執行員股權認購計劃

本集團于2001 年8 月建議為其合格的執行員及執行董事實施股權認購計劃。于2002 年2月21 日，本集團已獲得股東批准上述執行員股權認購計劃之建議。此項計劃將使合格之執行員參與本集團的未來成長。它也將獎勵和留住那些為本集團的運作和繼續成長作出貢獻的執行員。

前景

雖然預期中的全球經濟將放緩，2002 年的大馬經濟預測將增長3.5%（取材自：2001 年國家銀行常年報告）。在集中擴充其勝地客房數量，以及在提供刺激新穎的娛樂坐遊設備、休閒景點和道路設施改善的配合下，本集團將處於有利地位吸引更多遊客，而使本集團在2002 年取得更佳業績。

本集團將繼續配合麗星郵輪、挪威郵輪及阿娃那各品牌提供的市場協作策略。通過我們廣受歡迎的互聯網及世界卡計劃，我們將繼續致力於建立客戶的忠誠和認知，以進一步提升我們的休闲產品及服務的素質，並取得更佳的營運效率。

致謝

我謹代表董事部歡迎丹斯里林西彥加入本董事部作為一員。我相信他的廣泛經驗將使本集團受益不淺。

我們也要感謝各股東、客戶、有關當局以及商業同仁所給予的不斷協助，支持和信心。我們也要向本集團全體員工這一年來所表現的辛勤苦幹，忠心耿耿及獻身精神致謝。

我們希望來年能有更佳的團隊工作、獻身精神以及更完善的效率和生產率。

丹斯里林梧桐
主席及首席執行員
二零零二年四月二十二日

GENTING HIGHLANDS RESORT

GENTING – CITY OF ENTERTAINMENT

www.genting.com.my

Over the past 36 years, Genting Highlands Resort ("Resort") has grown to become one of the premier holiday and entertainment destinations in Malaysia and in Asia. In recognition of its world standard leisure and entertainment attractions, the Resort was awarded ***"Asia Pacific's Leading Casino Resort"*** by World Travel Awards in April 2001 and was bestowed the ***"Best 5-Star Family & Entertainment Resort"*** at the World Asia Media Millennium Gold Awards 2001 / 2002 in October 2001. The Resort attracted 14.1 million visitors in 2001, compared to 13.4 million in 2000.

The Arena of Stars ("Arena") at the Resort continues to be the leading venue for many international concerts and award shows in Malaysia. Popular Canto-pop entertainers such as Andy Lau, Aaron Kwok and Leon Lai (three of the renowned "Heavenly Kings" of Hong Kong), Alan Tam and William So performed to enthusiastic fans at the packed Arena. Other international artistes such as Richard Clayderman, Air Supply, Boney M and up-and-coming new artistes such as Kelly Chen, China Dolls, Daniel Chan and Tanya Chua also provided enthralling concerts at the Resort.

The Arena hosted the inaugural 1st Golden Melody Awards in November 2001, featuring top artistes and performers from the Asian countries, major beauty contests such as Miss Malaysia Chinese International Pageant 2001 and Miss Malaysia Universe Pageant 2001 and major sports events such as the International Dragon Dance Championship and the 10th Malaysia Lion Dance Championship in 2001.



Andy Lau, Aaron Kwok, Leon Lai and Alan Tam thrilled the crowds with their spectacular performances.



The first phase of First World Hotel with 3,300 rooms.

Popular local award shows such as Anugerah ERA and Anugerah Bintang Popular Berita Harian featuring top local artistes and entertainers, were also held at the Arena.

Genting International Showroom ("GIS") continued to stage multi-million ringgit production which featured spell-binding illusions such as the highly successful "*Magic On Ice*", the first-ever magic show in this region which incorporated ice-skating with illusion. Following this success, GIS is currently staging *"Fiesta Magica"*, a spectacular production of Hollywood-style entertainment, showcasing the power of magic, illusion and animals by the internationally acclaimed illusionist, Gianni Mattiolo.

The Resort has also proven to be the ideal location for travel documentaries and movie productions. During the year, the Travel Channel of Discovery Communications, Inc. produced the "World's Greatest Casino - Genting" as part of its "World's Greatest Casino" series at the Resort. The programme, which featured Genting - City of Entertainment, was aired in November 2001 in the United States of America. Various television stations from China, India, Hong Kong, Taiwan, Thailand, Singapore and Australia have also conducted film production shootings at the Resort.

During the year under review, innovative marketing efforts were undertaken to cater to the wide discerning tastes of the

Fiesta Magica - a multi million ringgit production featuring Gianni Mattiolo.





Times Square, one of the latest attractions at First World Plaza.

customers, through the introduction of special promotional room rates and innovative flexible holiday packages. The Resort was the first in Malaysia to offer a RM1 per room night at its latest First World Hotel ("FWH"), during the Genting Fair at the Resort, held in conjunction with "Cuti-Cuti Malaysia" promotions in July 2001.

The various components of First World Complex ("FW Complex") namely the FWH, First World Plaza ("The Plaza") and Genting International Convention Centre ("GICC"), was progressively opened during 2001. The Plaza was opened to the public on 1 December 2001. It is a pioneer new age indoor theme park that also houses more than 90 retail shops and F&B outlets with refreshing walkways which are enhanced with



fair
In support of cuti-cuti MALAYSIA, Genting City of Entertainment is offering rooms for
RM1.00 a night!
Tourists making bookings for RM1 per room at the First World Hotel

In support of cuti-cuti Malaysia, Genting - City of Entertainment offered rooms for RM 1.00 a night!



New Year countdown at Times Square, First World Plaza.

new and exciting landed and suspended joy rides. The Plaza also features appropriately themed boulevards, reminiscent of famous landmarks such as *Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden and Genting Walk* and other world famous icons such as the *Statue of Liberty, the Hollywood Oscar, Arc de Triomphe, Eiffel Tower and the Big Ben.*

The FW Complex also houses a multi-purpose hall named the *"Pavilion"*, which is ideal for exhibitions and sporting events. The *"Pavilion"* covers 44,000 sq. ft. with 2,000 fixed seating along the perimeter of an open space measuring 200 ft. x 100 ft. Other facilities available include the 28-lane bowling centre, video arcade and internet cafes located on the podium floors. The Coffee House, speciality restaurants, food court and cafes offer visitors a wide selection of gastronomic delights.

HOTELS

During the year under review, the first phase of FWH comprising about 3,300 rooms (including 208 Deluxe rooms and 64 WorldClub rooms), was completed. The WorldClub rooms with a superior range of amenities and complimentary F & B services offer alternative room choices for corporate and convention guests. FWH recorded an average occupancy rate of 75% in 2001.

The five hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel, with a total of about 6,100 hotel rooms, achieved an overall average occupancy rate of 79% in 2001 and sold over 1.3 million rooms, registering a 50% growth over the previous year. The Resort recorded a total of 2.7 million registered hotel guests with tourist arrivals from Singapore, China, the Middle East and India, showing impressive growths of between 12% and 68%.

Throughout the year under review, the existing hotel rooms were constantly refurbished and upgraded to enhance customers' comfort and satisfaction. Both Genting Hotel and Highlands Hotel maintained their MS ISO 9002 certification of high quality facilities and services in 2001.

CONVENTIONS

http://mice.egenting.com



The column-free Grand Ballroom at GICC, First World Complex.



The Imperial Rama - fine dining at the peak.

The Genting International Convention Centre ("GICC") at FW Complex began its operations on 17 June 2001. It is the largest column-free convention centre in Malaysia with a built-up area of 106,000 sq. ft. and is well equipped with the state-of-the-art audio, visual and information technology equipment. GICC consists of a Grand Ballroom, 10 meeting rooms, a pre-function foyer and business centre that can accommodate up to 6,000 convention delegates.

The Resort is fast becoming the leading local and international venue for Meetings, Incentives, Conferences & Exhibitions ("MICE") with over 300,000 sq. ft. of available space.

Some of the major conventions held included the International Teo Chew Association Convention, the 33rd Worldwide Chung Ling Alumni Carnival and the 4th World Fui Chiu Community Congress. A total of 1,778 functions were held at the Resort during the year.

FOOD & BEVERAGE ("F & B")

The Resort operated over 41 F&B outlets and provided over 9.4 million food covers during the year under review. Together with other third-party F&B outlets at the Plaza, the Resort currently houses more than 80 F&B outlets - offering endless variety of food delicacies and cuisines for all walks of life. The Group also operated some new outlets such as *The Patio* - a favourite watering hole for the young and trendy and *Spice Garden* which serves the best of Northern and Middle Eastern Indian cuisine. Among the many new well-known brands at the Plaza are Ah Yat Abalone Forum Restaurant, Coffee Bean, Dome's Cafe, Nando's Chickenland, Swensen's and Starbuck's Coffee.

Numerous food promotions were held with local and international specialty chefs displaying their culinary expertise, such as wine tasting, Swiss pastries promotion, the Indian food festival and Foo Chow-style food promotion.

GENTING THEME PARK

GENTING THEME PARK CITY OF ENTERTAINMENT Fun at the peak!

The new Indoor Theme Park at the Plaza marks a new era for Genting Theme Park - with new and exciting entertainment rides for all families to have "Fun At The Peak".

Four new family rides were added at the Plaza, i.e. the colourful 60-feet tall *Ferris Wheel*, the enchanting *Venice Gondola* boat rides which sail along the famed *Venice Canal* and serenaded by romantic music, the pleasant *Reindeer Cruiser*, reminiscent of sledge rides found in the Arctic and the breathtaking views from the *Rio Float*, the first ever theme park suspended ride in Malaysia.



Genting Sky Venture - the first-ever skydiving simulation attraction in Asia and second in the world.

***Some of the many new rides at the Plaza** (clockwise from top left) Euro Express roller coaster, Rio Float, Reindeer Cruiser, Ferris Wheel and the Venice Gondola*





The completed dual carriage highway.


GENTING GOLDEN PACKAGE
BUS PROGRAMME

Fun-filled events were organised during the school holidays such as the "Fun At The Peak Fiesta" with live street band performances and clowns on high stilts juggling balls creating a carnival-like atmosphere at both the Outdoor and Indoor Theme Parks.

INFRASTRUCTURE & TRANSPORTATION

The road from Gohtong Jaya to the hydroponic station near the hilltop was expanded and upgraded in 2001. This complemented the earlier road upgrading from Genting Sempah situated at the foothills to Gohtong Jaya and offers visitors a more pleasant and scenic journey from Genting Sempah to the hilltop. This also further enhances travel convenience and accessibility to the Resort.

During the year, the Group completed a new water supply scheme, comprising two water treatment plants and a raw water storage pond to ensure a constant supply of fresh clean water at the Resort.

The Group continues to invest in comfortable, safe and convenient transportation facilities. During the year under review, the Genting limousine fleet was enhanced with 12 new units of Nissan Cefiro 3.0 to replace its older cars. The bus services were also upgraded with the replacement of 4 old buses with modern ones that have added safety features. To further enhance road safety, all buses have been installed with the regulatory speed monitoring "black box" device.

The popular Genting Express Bus Programme, which provides value for money and convenient group travel to the Resort, has extended its pick-up points to include factories, schools and colleges.

DEVELOPMENT PROJECTS

The Group continued to develop FW Complex comprising FWH, the new Indoor Theme Park at the Plaza and GICC in 2001. Major infrastructure works were constructed and upgraded to support and improve the Resort's facilities. The Group spent about RM450 million on development projects in 2001 and have to-date invested about RM4.5 billion in tourism-related facilities.

AWANA HOTELS & RESORTS

www.awana.com.my

During the year under review, the Awana chain achieved an overall average occupancy rate of 63% in 2001 compared to 72% in the previous year.

AWANA GENTING HIGHLANDS GOLF & COUNTRY RESORT ("AWANA GENTING ")

Awana Genting, located at the mid-hill of Genting Highlands Resort, recorded a lower average occupancy rate of 58% in 2001, compared to 71% in 2000 due to the decline in the group tour market and the MICE market.

During the year under review, Awana Genting continued to promote its scenic natural surroundings at Genting Highlands through its Eco-Sports activities such as the Awana Corporate Navigator Challenge 2001 (the annual eco-sport event for corporate participants), which was successfully held at the three Awana resort hotels. Eight corporate teams vied for the Tan Sri Lim Goh Tong Challenge Trophy, which was won by the ONAS team from Kuala Lumpur.

Golf enthusiasts can try out the 18-hole golf course in Awana Kijal, Terengganu.

Awana Genting Highlands.

A scenic view of Awana Porto Malai, Langkawi.



Awana Genting also hosted the Genting Masters 2001 Golf Tournament.

In conjunction with the 44th Merdeka Day and the Genting 36th Anniversary celebrations, an expedition team from Awana Genting braved harsh weather conditions to unfurl the longest "Jalur Gemilang" Malaysian flag (measuring 333 metres x 1 metre) on top of Mount Tahan, the highest mountain in Peninsular Malaysia.

Awana Genting also won the gold medal for their water conservation project in the Quality Control Circle Convention East Coast Region in 2001.

AWANA KIJAL GOLF & BEACH RESORT ("AWANA KIJAL")

Located in Kijal, Terengganu, Awana Kijal continues to be popular with its pristine beach (the longest beach of 7.6 km on the east coast of Peninsular Malaysia) and panoramic sea front attractions. During the year under review, Awana Kijal achieved an above-industry average occupancy rate of 73% in 2001 (80% in 2000), despite the decline in its long-term guest market segment, arising from the completion of major petro-chemical projects in the neighbouring districts of Kerteh, Paka and Gebeng and a decline in the MICE and group tour business.

Awana Kijal hosted one leg of the Awana Navigator Challenge 2001 and continued to provide numerous exciting beach and sporting activities for its guests.

Awana Vacation Resorts

AWANA PORTO MALAI, LANGKAWI ("AWANA PORTO MALAI")

Located in the beautiful mystical island of Langkawi in Kedah, Awana Porto Malai with its Mediterranean style ambience remains popular with the locals and foreign tourists. The hotel improved its average occupancy rate to 59% in 2001 compared to 57% in 2000, due to an increase in its group tour market.

During the year under review, Awana Porto Malai continued to provide the host venue for numerous key events such as the Langkawi International Maritime and Aerospace 2001 Exhibition, the Awana Resorts Explorer Challenge 2001 and Awana Navigator Challenge 2001.

AWANA VACATION RESORTS
www.awanavacation.com

Awana Vacation Resorts is the Group's timeshare business that is operated by its subsidiary, Awana Vacation Resorts Development Berhad ("AVRD"). The timeshare business has a total of 3,046 members as at 31 December 2001.

In 2001, AVRD launched the "Gold Ownership" plan, which added to its inventory 34 units of apartments at Awana Kijal and 66 units of condominiums at Awana Genting. The "Silver Ownership" plan was launched in July 2001 and added another 10 units of Ria Apartments to AVRD's inventory.

The AVRD timeshare members have the option to stay at the numerous hotels at the Resort and the Awana chain of hotels, subject to booking conditions and also at over 3,800 resorts affiliated with Resorts Condominium International (RCI) in nearly 85 countries.

AVRD has sales offices located in Genting Highlands Resort, Awana Genting, Kuala Lumpur, Johor Bahru and a new sales office was opened in Penang in 2001.



Some of the many promotional and innovative flexible holiday packages.

STAR CRUISES LIMITED

Star Cruises Limited ("Star Cruises"), a 35.9%-owned associate of the Group, is "The Leading Cruise Line in Asia-Pacific" and is currently the fourth largest cruise line in the world. Star Cruises with three internationally known brands, i.e. Star Cruises, Norwegian Cruise Line ("NCL") and Orient Lines, has a total combined fleet of 20 ships that comprises over 24,000 lower berths.

A new brand "Cruise Ferries" was introduced in September 2001 when *Wasa Queen* was launched in Hong Kong to tap the Hong Kong-China market.

The year under review heralded the arrival of Norwegian Star and Norwegian Sun. The 91,000-gross tonne Norwegian Star has been transferred to NCL, while the 77,104-gross tonne Norwegian Sun is NCL's first purpose-built ship for freestyle cruising.

Norwegian Star and the Norwegian Sun are presently offering cruises in the Hawaiian Islands and the Caribbean respectively and have adopted the revolutionary and increasingly popular "Freestyle Cruising" concept pioneered by Star Cruises in the Asia-Pacific. Unlike traditional cruising, Freestyle Cruising offers casual and flexible dining, entertainment and recreation choices to cruisers. NCL will take delivery of the Norwegian Dawn by the fourth quarter of year 2002.

Star Cruises continues to be recognised for its excellent world-class cruise products and services and was voted ***"Best Cruise Operator in Asia-Pacific"*** in 2001 for the fifth consecutive year by Travel Trade Gazette Asia. Tan Sri Lim Goh Tong, the founder of Star Cruises was bestowed the Distinguished Contribution award from Singapore Cruise Centre in 2001, for his vision and foresight in establishing the cruise operations in Asia-Pacific.



Enjoy a round of sporting activities on board SuperStar Virgo.

STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	Orient Lines
SuperStar Leo	Norwegian Star	Marco Polo
SuperStar Virgo	Norwegian Sun	Crown Odyssey
SuperStar Aries	Norwegian Sky	
SuperStar Gemini	Norwegian Majesty	**Cruise Ferries**
Star Pisces	Norwegian Wind	Wasa Queen
SuperStar Capricorn	Norwegian Dream	
MegaStar Aries	Norwegian Sea	
MegaStar Taurus	The Norway	
SuperStar Express*	Norwegian Dawn *(end 2002)*	

*(* Chartered out)*



Norwegian Star



Norwegian Wind


eGENTING
www.genting.com.my

E-COMMERCE & IT DEVELOPMENT

The Group continues to invest in the latest e-commerce and IT developments to enhance its leisure and entertainment businesses. These programmes include the incorporation of an online community database, e-mail marketing and the enhancement of the online payment, hotel reservations and show ticketing system.

The leisure and hospitality website, www.genting.com.my plays a vital role in communicating and promoting the Group's latest leisure and entertainment products and services via the internet.

The website registered more than 12.5 million page views for 2001 and was a finalist in the @ MY Malaysia Internet Award 2001 for the "Most Popular Local Website" and "Most Creative Web Design" categories in November 2001. The website has about 84,000 online members as at 31 December 2001.

The Group continues to develop in-house software to further improve the Resort's existing operational systems such as the upgraded version of Genting Show Ticketing System and enhanced version of Awana Time Share System.

In February 2001, the Internet Tournament System was introduced with two new fun games i.e., "Wushi" and "Firecracker".

Genting *WorldCard* membership grew by 54% to nearly 475,000 cardholders as at 31 December 2001. The loyalty program division has since entered into co-brand alliances with Star Cruises by introducing the Star Cruises *WorldCard,* which currently has more than 185,000 members. www.worldcard.com.my was introduced to provide information on *WorldCard* membership services and benefits and allow interested visitors to apply for membership online. Some of the new features are the introduction of the online *WorldCard* points inquiry and higher products and services redeemable via *WorldCard* points. *WorldCard* will continue to look for synergistic programme partners to further expand its membership base.

The Siebel Customer Relationship Management ("CRM") system was successfully implemented at the Resort and the sales and reservations centre at the Kuala Lumpur head office. The implementation of the Computer Telephony Integration System and CRM in the call centres have further enhanced customer services quality and the efficiency of call handling.

HUMAN RESOURCES

The development of human resources is crucial to the Group as its vast pool of young talents, skilled and experienced employees provides the strong foundation for the Group's pursuit of continuous excellence and long term sustainable growth.

The Group continued to provide structured training and development opportunities for career enhancement and recognise and reward good employees' performances and contributions. In collaboration with the F & B Department, the entire service personnel underwent enhanced training in 2001 to further improve service delivery standards. The MS ISO Awareness programme and other ISO-related programmes were conducted for all hotel staff during the year to ensure that the best of services and quality are provided to the customers.

The Group has a total workforce of about 9,800 as at 31 December 2001.

During the year, the Group's training and education subsidiary, Genting Centre of Excellence Sdn Bhd ("GCE"), continued to provide valuable knowledge, technical skills and management development training programmes. Kolej Antarabangsa Genting, an approved college that is owned and managed by GCE, continues to offer educational courses to the public, with academic consulting support from the internationally renowned Ecole Hoteliere de Lausanne, Switzerland.

The 13th Resorts World Bhd Managers' Conference was held at GICC with more than 1,800 participants. The theme of the conference was "Family Values in Business" and it included spouses and children of employees.

During the year, two teams of the Group, "RYB" of Engineering and "Positive Thinkers" from Awana Genting won Gold with 3 stars and Gold with 2 stars respectively, at the NPC National QCC/QIT Convention.


RESORTS WORLD BERHAD
ELCOME ALL DELEGATES & FAMILY MEMBERS TO THE
13th MANAGERS CONFERENCE

Y Bhg Tan Sri Lim Goh Tong, Chairman of Genting Group with the recipients of the Long Service Award at the 13th Resorts World Bhd Managers' Conference held at GICC.

COMMUNITY SERVICES

During the year under review, the Group continued to support various charitable bodies, non-governmental organisations (NGOs) and numerous worthy causes to improve the social welfare of the nation.

The Group donated to various charitable homes such as the Yayasan Kebajikan Haemodialysis, Hospis Malaysia, Malaysian Mental Association, Good Samaritan Home, Chinese Medical Aid Department and the Kiwanis Club of Seremban. The Malaysian Liver Foundation, Malaysian Youth Orchestra Foundation and Malaysian Crime Prevention Association were some of the NGOs that received contributions and support from the Group.

Through the Group's substantial sponsorship, Genting Highlands Resort and Awana Hotels & Resorts were named as the official resorts of the XXI Sea Games. The Group also contributed to the Malaysian Hockey Federation, Football Association of Malaysia, Malaysian Olympians Association, Malaysian Volleyball Association and SportExcel.

In support of humanitarian services, the Group provided financial aid to the Gujerat Earthquake Victims Relief Fund and Afghanistan Refugee Fund. The Group also purchased and distributed Malaysian flags worth RM100,000 to the public in conjunction with the 44th Merdeka Day celebrations.

The Group also maintained its support to some educational organisations such as the Tabung Pendidikan Menara Gading, Dato' K. Pathmanaban's Endowment Fund, Asian Medical Students Association and Yayasan Tunku Abdul Rahman.


ST. JOHN AMBULANCE MALAYSIA

YA Bhg Tun Mohammed Hanif bin Omar, Deputy Chairman of Resorts World Bhd presenting a mock cheque to Y Bhg Dato' Low Bin Tick, the Commander-in-Chief of St.John Ambulance in the presence of Y Bhg Tan Sri Mohd Amin, a Director of Genting Berhad.

RECOGNITION

The Group strives to provide the best in leisure attractions and family entertainment and have received many awards for its efforts.

Among the many recognitions received in 2001 are as follows:

- Genting Highlands Resort - *Best 5 Star Family & Entertainment Resort Award 2001* by World Asia Media Holdings (M) Sdn Bhd



- Genting Highlands Resort - *Asia Pacific's Leading Casino Resort Award 2001* by World Travel Awards
- Highlands Hotel - retained its prestigious *MS ISO 9002 quality system certification* in year 2001




Congratulations
Highlands Hotel
on being awarded
the MS ISO 9002
certification by
SIRIM QAS SDN BHD


SIRIM
YB Datuk Dr. Fong Chan Onn
Minister of Human Resources
will present the prestigious
MS ISO 9002 award to
Highlands Hotel
on 14 April, 2001.

- Genting Hotel - retained its prestigious *MS ISO 9002 quality system certification* in year 2001
- Genting Highlands Resort named the *Members' Choice Award 2000* by Diners Club International for being the *Favourite Resort Hotel of the Year for Outstanding Customer Service, Quality of Merchandise, Variety of Goods and Value for Money*, received in year 2001.
- Genting Centre of Excellence - retained its prestigious *MS ISO 9001 quality system certification* in year 2001.
- Awana Kijal - awarded *Terengganu's Highest Service Tax Contributor For Year 2000* by Jabatan Kastam Dan Eksais DiRaja Malaysia Terengganu.

The Malaysian Code on Corporate Governance (the "Code") introduced in March 2000, was incorporated into the Listing Requirements of the Kuala Lumpur Stock Exchange in June 2001.

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices set out in Parts 1 and 2 of the Code.

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Subsequent to the introduction of the Code, the Board established the Nomination Committee and Remuneration Committee to assist the Board in the discharge of its duties.

During the year under review, four meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong	3
Tun Mohammed Hanif bin Omar	3
Dato' Lim Kok Thay	3
Tan Sri Alwi Jantan	4
Mr Justin Tan Wah Joo	4
Mr Goh Sin Huat	4
Dato' Siew Nim Chee	4
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman	4
Tan Sri Dr. Lin See Yan (appointed as a Director on 27 February 2002)	-

(ii) Board Balance

The Board has nine members, five executive Directors and four non-executive Directors. All of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions both in the public and private sectors. The independent non-executive Directors provide a strong independent element on the Board with Dato' Siew Nim Chee as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Chief Executive, Tan Sri Lim Goh Tong also assumes the role of Chairman in recognition of his invaluable contribution as the founder of the Group. The Board is mindful of the dual roles held but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman and Dato' Lim Kok Thay as Managing Director.

A brief profile of each of the Directors is presented on pages 5 to 6 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. In addition, in-house courses covering subjects such as directors' duties in the light of corporate governance, internal control and risk management were held for them.

The members of the Nomination Committee are as follows:

Dato' Siew Nim Chee
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Mr Goh Sin Huat

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The members of the Remuneration Committee are as follows:

Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Dato' Siew Nim Chee
Mr Goh Sin Huat
Dato' Lim Kok Thay

The first meeting of the Remuneration Committee was held on 7 February 2002.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 43 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of the Kuala Lumpur Stock Exchange.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at www.genting.com.my which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and Company at the end of the financial year and of the results and cash flows of the Group and Company for the financial year.

A statement by the Board on its responsibilities for preparing the financial statements is set out on page 57 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provide the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. The Board will be reporting on its review of the system of internal control in next year's annual report.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 34 to the financial statements under "Significant Related Party Disclosures" on pages 53 to 55 of this Annual Report.

Audit Committee Report

MEMBERSHIP

The present members of the Audit Committee ("Committee") comprise:

Dato' Siew Nim Chee	Chairman/Independent Non-Executive Director
Mr Goh Sin Huat	Member/Independent Non-Executive Director
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman*	Member/Independent Non-Executive Director
Dato' Lim Kok Thay	Member/Executive Director
Mr Justin Tan Wah Joo*	Member/Executive Director

** Appointed on 28 November 2001*

The Committee was established on 26 July 1994 to serve as a Committee of the Board. The Terms of Reference of the Committee are set out below.

On 28 November 2001, the Board approved the revised Terms of Reference to conform to the revamped Listing Requirements of the Kuala Lumpur Stock Exchange.

ATTENDANCE AT MEETINGS

During the year the Committee held a total of five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Dato' Siew Nim Chee	3
Mr Goh Sin Huat	5
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman*	-
Dato' Lim Kok Thay	3
Mr Justin Tan Wah Joo*	-

** Appointed on 28 November 2001*

SUMMARY OF ACTIVITIES

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and the Group, focusing particularly on:

   (a) changes in or implementation of major accounting policy changes;
   (b) significant and unusual events; and
   (c) compliance with accounting standards and other legal requirements;

vi) considered and approved the proposed criteria and procedures for the disclosure of related party transactions in accordance with the Malaysian Accounting Standards Board No. 8 and the Companies Act;

vii) reviewed related party transactions of the Company and the Group;

viii) reviewed additional disclosure requirements in accordance with the revamped Listing Requirements of the Kuala Lumpur Stock Exchange;

ix) reviewed the proposed audit fees for the external auditors in respect of their audit of the Company and the Group for the financial year ended 31 December 2000;

x) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

xi) reviewed the Financial Statements of the Company and of the Group for the financial year ended 31 December 2000; and

xii) noted the queries from the Kuala Lumpur Stock Exchange and deliberated on the reply in respect of the Company's Annual Report for 1999.

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

The Group has also implemented a risk-based approach to establishing a sound system of internal control.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. **Composition**

   (i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

      (a) must be a member of the Malaysian Institute of Accountants; or
      (b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

         (aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or
         (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. **Authority**

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. **Responsibility**

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Kuala Lumpur Stock Exchange's ("the Exchange") Listing Requirements, the Committee shall promptly report such matter to the Exchange.

4. **Functions**

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. **Meetings**

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance of the parent company and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. **Secretary and Minutes**

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

The Directors of RESORTS WORLD BHD have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. Details of the principal activities are set out in Note 35 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM million	Company RM million
Profit before taxation	605.4	781.2
Taxation	(253.9)	(246.4)
Profit after taxation	351.5	534.8
Minority Shareholders' interest	0.4	-
Net Profit for the financial year	351.9	534.8

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were as follows:

(i) a final dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM62,890,176 in respect of the financial year ended 31 December 2000 and which has been dealt with in the previous Directors' report was paid on 25 July 2001; and

(ii) an interim dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM62,890,176 in respect of the financial year ended 31 December 2001 was paid on 25 October 2001.

The Directors recommend payment of a final dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid on 26 July 2002 to shareholders registered in the Register of Members at the close of business on 5 July 2002. Based on the issued and paid-up ordinary shares of the Company as at the date of this report, the final dividend would amount to RM62,890,176.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTION

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company, previously granted to executive employees of the Group under The Resorts World Employees' Share Option Scheme for Executives ("Previous ESOS"), was outstanding as at 31 December 2001:

Option Expiry Date	Subsription Price Per Share	No. of Shares
22 September 2004	RM16.77	1,502,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

The Board has decided to allow eligible executives who hold outstanding options ("Existing Option Holders") under the Previous ESOS to participate in the Company's proposed share option scheme for the grant of options to eligible executives to subscribe for new shares constituting up to 5% of the issued and paid-up share capital of the Company upon the terms and conditions of the By-Laws that may be approved by the Securities Commission ("SC") ("Proposed New ESOS") subject to the conditions that the Existing Option Holders be given an option to either:

(a) surrender their outstanding options and then participate in the Proposed New ESOS; or

(b) continue to hold their outstanding options but will not be entitled to participate in the Proposed New ESOS for so long as the outstanding options remain unexercised.

As such, Existing Option Holders who have surrendered or fully exercised their outstanding options would be entitled to participate in the Proposed New ESOS.

The Proposed New ESOS referred to as "The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries" was approved by the shareholders of the Company at an extraordinary general meeting held on 21 February 2002 following the SC's earlier approval of the same on 29 November 2001 subject to the following conditions ("New ESOS"):

(a) a copy of the By-Laws of the New ESOS to be furnished to the SC; and

(b) a letter of confirmation from the advisor of the Company stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on employees share option scheme and the New ESOS has been approved by all other relevant parties and has complied with all their conditions.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong
Tun Mohammed Hanif bin Omar
Dato' Lim Kok Thay*
Tan Sri Alwi Jantan
Mr Justin Tan Wah Joo
Mr Goh Sin Huat*
Dato' Siew Nim Chee*
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan (Appointed on 27 February 2002)

* Also members of the Remuneration Committee

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, the holding company; Asiatic Development Berhad, a related company; Genting Centre of Excellence Sdn Bhd, a subsidiary of the Company; and Genting International PLC, a related corporation as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Dato' Lim Kok Thay	918,000	500,000/(1,368,000)	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Tan Sri Alwi Jantan	5,000	-	5,000

Share Option in the names of Directors	1.1.2001	Offered/(Exercised)	31.12.2001
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	300,000	-	300,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Dato' Lim Kok Thay	175,000	-	175,000
Tan Sri Alwi Jantan	250,000	-	250,000

INTEREST IN GENTING BERHAD

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	6,681,000	-	6,681,000
Tun Mohammed Hanif bin Omar	200	-	200
Dato' Lim Kok Thay	3,337,200	(701,200)	2,636,000

Shareholdings in which the Director is deemed to have an interest	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Dato' Lim Kok Thay	11,523,996	-	11,523,996

Share Option in the names of Directors	1.1.2001	Offered/(Exercised)	31.12.2001
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	600,000	-	600,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Dato' Lim Kok Thay	400,000	-	400,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	437,500	-	437,500
Dato' Lim Kok Thay	144,000	-	144,000
Dato' Siew Nim Chee	10,000	-	10,000

INTEREST IN GENTING CENTRE OF EXCELLENCE SDN BHD

Shareholdings in the name of Director	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of RM1.00 each)		
Tan Sri Alwi Jantan	60,000	-	60,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the names of Directors	1.1.2001	Acquired/(Disposed)	31.12.2001
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong	1,832,468	-	1,832,468
Mr Justin Tan Wah Joo	170,000	-	170,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Goh Tong is a director and a substantial shareholder has rented:

(a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company; and

(b) a premise measuring approximately 5,191 sq. m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company.

(ii) A company in which Dato' Lim Kok Thay is a director and a substantial shareholder has retained Asiatic Development Berhad ("ADB"), a related company to provide plantation advisory services.

(iii) Gentinggi Sdn Bhd, a wholly-owned subsidiary of the Company has extended an interest-free housing loan to Mr Justin Tan Wah Joo to enable him to acquire a home.

(iv) Palomino Limited, a related corporation has extended an interest-free loan to Mr Justin Tan Wah Joo.

(v) Resorts World Limited, an indirect wholly-owned subsidiary of the Company has extended an interest-free loan to Tan Sri Alwi Jantan.

(vi) A wholly-owned subsidiary of a company in which Dato' Siew Nim Chee is a director and a substantial shareholder has supplied agrochemicals to ADB.

Dato' Lim Kok Thay and Mr Justin Tan Wah Joo are due to retire by rotation in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Dr. Lin See Yan is due to retire in accordance with Article 104 of the Articles of Association of the Company and he, being eligible, has offered himself for re-election.

Tan Sri Lim Goh Tong and Dato' Siew Nim Chee retire pursuant to Section 129 of the Companies Act, 1965 and separate resolutions will be proposed for their re-appointment as Directors under the provision of Section 129(6) of the said Act to hold office until the next Annual General Meeting of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 32 to 56 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

DATO' LIM KOK THAY
Managing Director

TAN SRI ALWI JANTAN
Executive Director

Kuala Lumpur
1 April 2002

Financial Statements

Income Statements

For The Financial Year Ended 31 December 2001

All amounts are in RM million unless otherwise stated

	Note(s)	Group 2001	Group 2000	Company 2001	Company 2000
Revenue	4 & 5	2,503.1	2,337.9	2,274.3	2,084.3
Cost of sales	6	(1,567.0)	(1,709.2)	(1,314.3)	(1,245.8)
Gross profit		936.1	628.7	960.0	838.5
Other income		20.5	77.4	61.2	99.8
Selling and distribution costs		(39.7)	(32.0)	(30.3)	(30.1)
Administration expenses		(119.5)	(138.6)	(70.7)	(105.0)
Other expenses	7	(58.1)	(1,062.9)	(23.7)	(11.9)
Profit/(Loss) from operations		739.3	(527.4)	896.5	791.3
Finance cost		(117.8)	(69.6)	(115.3)	(61.0)
Share of results of associated company		(16.1)	(49.6)	-	-
Profit/(Loss) before taxation	8 & 9	605.4	(646.6)	781.2	730.3
Taxation					
- Company & subsidiary companies	10	(251.5)	(210.9)	(246.4)	(200.1)
- Share of taxation in associated company	10	(2.4)	(18.6)	-	-
		(253.9)	(229.5)	(246.4)	(200.1)
Profit/(Loss) from ordinary activities after taxation		351.5	(876.1)	534.8	530.2
Minority shareholders' interest		0.4	(0.4)	-	-
Net profit/(loss) for the financial year		351.9	(876.5)	534.8	530.2
Basic earnings/(loss) per share (sen)	29	32.2	(80.3)		
Diluted earnings/(loss) per share (sen)	29	N/A	N/A		
Gross dividends per share (sen)	11	16.0	16.0		

The notes set out on pages 37 to 56 form part of these financial statements.

Balance Sheets
As At 31 December 2001

Amounts are in RM million unless otherwise stated

	Note(s)	Group 2001	Group 2000	Company 2001	Company 2000
NON-CURRENT ASSETS					
Property, plant and equipment	12	3,261.4	2,915.3	1,789.6	1,769.1
Real property assets	13	202.5	202.1	-	-
Investment in subsidiary companies	14	-	-	3,830.1	3,442.1
Associated company	15	1,591.9	1,564.9	-	-
Other investments	16	3.6	110.4	3.6	3.6
Trade and other receivables	17	12.1	10.1	-	-
		5,071.5	4,802.8	5,623.3	5,214.8
CURRENT ASSETS					
Property development	13	24.1	26.6	-	-
Inventories	18	17.0	14.9	14.6	12.9
Trade and other receivables	17	75.2	82.3	38.4	48.6
Amount due from subsidiary companies	14	-	-	964.6	1,027.0
Amount due from other related companies	19	3.0	9.6	0.8	8.3
Amount due from associated company	15	0.7	4.0	-	1.6
Short term investments	20	260.0	251.3	153.6	27.1
Bank balances and deposits	21	281.2	138.1	241.7	107.4
		661.2	526.8	1,413.7	1,232.9
LESS: CURRENT LIABILITIES					
Trade and other payables	22	445.6	380.6	360.1	352.8
Amount due to holding company	19	117.3	698.6	116.8	698.0
Amount due to subsidiary companies	14	-	-	1,130.3	687.2
Amount due to other related companies	19	50.3	50.5	39.2	40.5
Short term borrowings	23	-	382.9	-	-
Taxation		200.4	266.3	197.0	261.4
Proposed dividend		62.9	62.9	62.9	62.9
		876.5	1,841.8	1,906.3	2,102.8
NET CURRENT LIABILITIES		(215.3)	(1,315.0)	(492.6)	(869.9)
		4,856.2	3,487.8	5,130.7	4,344.9
FINANCED BY					
SHARE CAPITAL	24	545.9	545.9	545.9	545.9
RESERVES	25	2,703.7	2,477.6	4,088.5	3,679.5
SHAREHOLDERS' EQUITY		3,249.6	3,023.5	4,634.4	4,225.4
MINORITY INTERESTS		10.1	10.5	-	-
LONG TERM LIABILITIES					
Long term borrowings	23	1,079.2	319.2	-	-
Amount due to holding company	19 & 23	374.9	-	374.9	-
Other long term liability	26	19.7	13.0	-	-
Deferred taxation	27	26.3	21.6	26.2	20.3
Provision for retirement gratuities	28	96.4	100.0	95.2	99.2
TOTAL LONG TERM LIABILITIES		1,596.5	453.8	496.3	119.5
		4,856.2	3,487.8	5,130.7	4,344.9
NET TANGIBLE ASSETS PER SHARE		RM2.98	RM2.77		

The notes set out on pages 37 to 56 form part of these financial statements.

Statements Of Changes In Equity
For The Financial Year Ended 31 December 2001

All amounts are in RM million unless otherwise stated

Group	Note	Share Capital	Non-Distributable Share Premium	Non-Distributable Capital Redemption Reserves	Non-Distributable Reserve on Exchange Differences	Distributable Unappropriated Profit	Total
Balance at 1 January 2000		545.9	33.3	-	4.2	3,442.4	4,025.8
Transfer to capital redemption reserve		-	-	0.1	-	(0.1)	-
Net loss for the financial year		-	-	-	-	(876.5)	(876.5)
Appropriation:							
Dividends							
- interim	11	-	-	-	-	(62.9)	(62.9)
- proposed final	11	-	-	-	-	(62.9)	(62.9)
Balance at 31 December 2000		545.9	33.3	0.1	4.2	2,440.0	3,023.5
Net profit for the financial year		-	-	-	-	351.9	351.9
Appropriation:							
Dividends							
- interim	11	-	-	-	-	(62.9)	(62.9)
- proposed final	11	-	-	-	-	(62.9)	(62.9)
Balance at 31 December 2001		545.9	33.3	0.1	4.2	2,666.1	3,249.6

Company	Note	Share Capital	Non-Distributable Share Premium	Distributable Unappropriated Profit	Total
Balance at 1 January 2000		545.9	33.3	3,241.8	3,821.0
Net profit for the financial year		-	-	530.2	530.2
Appropriation:					
Dividends					
- Interim	11	-	-	(62.9)	(62.9)
- Proposed final	11	-	-	(62.9)	(62.9)
Balance at 31 December 2000		545.9	33.3	3,646.2	4,225.4
Net profit for the financial year		-	-	534.8	534.8
Appropriation:					
Dividends					
- Interim	11	-	-	(62.9)	(62.9)
- Proposed final	11	-	-	(62.9)	(62.9)
Balance at 31 December 2001		545.9	33.3	4,055.2	4,634.4

The notes set out on pages 37 to 56 form part of these financial statements.

Cash Flow Statements

For The Financial Year Ended 31 December 2001

Amounts in RM million unless otherwise stated	Group		Company	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(Loss) after minority interests but before taxation	605.9	(647.0)	781.2	730.3
Adjustments for:				
Depreciation of property, plant and equipment	192.9	159.3	134.5	135.6
Property, plant and equipment written off	2.3	-	-	-
(Gain)/Loss on disposal of property, plant and equipment	(0.3)	(2.6)	0.3	-
Gain on disposal of real property assets	-	(1.5)	-	-
(Write back)/Provision for retirement gratuities	(3.4)	8.4	(3.8)	9.0
Allowance for doubtful debts no longer required	-	(0.1)	-	-
Interest income	(10.4)	(71.1)	(8.3)	(7.5)
Interest income from subsidiary company	-	-	(44.5)	(86.9)
Interest expense	110.7	69.3	108.7	60.8
Investment income	(4.0)	(10.2)	-	-
Allowance for diminution in value in short term investments	19.2	98.0	-	-
Loss on disposal of investments	2.6	130.7	-	-
Share in loss of associated company	16.1	49.6	-	-
Investments written down	50.7	14.3	-	-
Goodwill written off	28.0	1,047.2	-	-
Share of minority interests in (profit)/loss of subsidiary companies	(0.4)	0.4	-	-
	404.0	1,491.7	186.9	111.0
Operating profit before working capital changes	1,009.9	844.7	968.1	841.3
Related companies	6.4	22.6	15.3	16.2
Increase in inventories	(2.1)	(1.5)	(1.7)	(1.4)
(Increase)/Decrease in property development	(1.0)	9.9	-	-
Decrease/(Increase) in trade and other receivables	7.6	(5.9)	10.0	(2.4)
Increase in trade and other payables	31.4	39.6	32.2	107.3
(Decrease)/Increase in amount due to holding company	(2.8)	692.4	(2.6)	4.4
Decrease/(Increase) in amount due from subsidiary companies	-	-	100.5	(1,543.6)
Decrease/(Increase) in amount due from associated company	3.3	(0.7)	1.6	(0.1)
	42.8	756.4	155.3	(1,419.6)
Cash generated from/(used in) operations	1,052.7	1,601.1	1,123.4	(578.3)
Retirement gratuities paid	(0.2)	(0.3)	(0.2)	(0.1)
Tax paid	(312.8)	(206.9)	(304.9)	(202.8)
Deferred membership income	4.7	1.5	-	-
	(308.3)	(205.7)	(305.1)	(202.9)
Net Cash From/(Used In) Operating Activities	744.4	1,395.4	818.3	(781.2)

The notes set out on pages 37 to 56 form part of these financial statements.

Cash Flow Statements

For The Financial Year Ended 31 December 2001 (Cont'd)

Amounts in RM million unless otherwise stated	Group 2001	Group 2000	Company 2001	Company 2000
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	(514.0)	(455.1)	(189.9)	(123.4)
Purchase of Floating Rate Convertible Unsecured Loan Notes ("CULNs") issued by associated company	-	(1,824.0)	-	-
Refund of remaining CULNs not converted into equity	-	142.5	-	-
Purchase of investments	(7.4)	(166.2)	-	-
Proceeds from disposal of investments	86.0	112.6	-	-
Interest received	10.4	71.1	8.3	6.8
Proceeds from disposal of property, plant and equipment	1.0	7.4	0.9	0.2
Dividends received	3.5	10.2	-	-
Expenditure on real property assets	(0.4)	(1.4)	-	-
Proceeds from disposal of real property assets	0.6	20.1	-	-
Net Cash Used In Investing Activities	(420.3)	(2,082.8)	(180.7)	(116.4)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	(125.8)	(141.5)	(125.8)	(141.5)
Preference share dividend paid	-	(1.6)	-	-
Interest paid	(102.2)	(69.3)	(47.4)	(20.4)
Borrowings from financial institutions	760.0	702.1	-	-
Repayment of borrowings	(382.9)	(14.3)	-	-
Borrowings from holding company	46.4	-	46.4	683.5
Repayment of borrowings to holding company	(250.0)	-	(250.0)	-
Borrowings from subsidiary company	-	-	-	638.4
Repayment of borrowings to subsidiary company	-	-	-	(638.4)
Redemption of preference shares	-	(171.5)	-	-
Net Cash (Used In)/ From Financing Activities	(54.5)	303.9	(376.8)	521.6
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	269.6	(383.5)	260.8	(376.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	165.2	548.7	134.5	510.5
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	434.8	165.2	395.3	134.5
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits	281.2	138.1	241.7	107.4
Money market instruments (Note 20)	153.6	27.1	153.6	27.1
	434.8	165.2	395.3	134.5

The notes set out on pages 37 to 56 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality which comprises amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. Details of the principal activities are set out in Notes 35 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The financial statements adopt the historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development and unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to 31 December 2001. Subsidiary companies are companies in which the Group owns, has control over its financial and operating policies so as to obtain benefits from its activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date the control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed off during the year are included from the date of acquisition up to the date when the control ceases.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

Borrowing Costs

Costs incurred on external borrowings to finance expenditure and other long term qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 97 years.

Freehold land and property, plant and equipment which are under construction are not depreciated.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, Plant and Equipment (Cont'd)

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major groups of property, plant and equipment are as follows:

Buildings and improvements	2 - 50%
Plant, equipment and vehicles	10 - 50%

Real Property Assets, Property Development and Profit Recognition

Real property assets and property development comprise land held for development and development expenditure and are stated at cost of acquisition. Cost of acquisition includes all related costs incurred necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are then transferred to property development.

Assets under property development comprise land at cost and costs of all related development incurred and are then carried forward together with profit accrued to the appropriate stage of completion less progress billings. These developments are expected to be completed within the normal operating cycle of one to three years.

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activities progresses. The stage of completion is determined based on the proportion of development cost incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses are immediately recognised in the income statement.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. These investments are stated at cost except where the Directors are of the opinion that there is a permanent diminution in the value of an investment, in which case the investment is written down. Permanent diminution in the value of an investment is recognised as an expense in the financial year in which it arises.

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

An associated company is a company, in which the Group exercises significant influence. Significant influence is the power to participate in its financial and operating policy decisions of the associated company but not control over the policies.

Unrealised gains on transactions between the Group and its associated company's undertakings are eliminated to the extent of the Group's interest in the associated company's undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred.

Equity accounting involves recognising in the income statements the Group's share of the associated company's results for the year. The Group's interest in associated company is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated company.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated companies at the date of acquisition, is written off to the income statement in the year of acquisition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimate of the selling price in the ordinary course of business, less costs of completion and selling expenses. Allowance is made for obsolete and slow moving inventories in determining the net realisable value.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Derivative Financial Instruments

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding.

Hedge accounting principles are applied for the accounting of the underlying exposures and their respective hedge derivative instruments. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

Provision for Retirement Gratuities

In 1991, the Board introduced a retirement gratuity scheme for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board and is based either on length of service and basic salary or the immediate past three years' emoluments.

Deferred Taxation

Deferred tax accounting using the 'liability' method is adopted by the Group. Deferred taxation provides for the effects of all material timing differences between accounting income and taxable income arising from the inclusion of items in different periods. No future income tax benefit is recognised in respect of unutilised tax losses and timing differences that result in a net deferred taxation asset unless it can be demonstrated that these benefits can be realised in the foreseeable future.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement. The corresponding translation gains and losses arising from such investments are recognised in the reserves on exchange differences.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company.

Income statements of subsidiary and associated company in other reporting currencies are translated into RM at average rates for the year and the balance sheets are translated at the year end rates approximate to those ruling at the year end. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated company are taken to reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Year end rate	
	2001	2000
US Dollar	**3.8000**	3.8000
Sterling Pound	**5.5102**	5.6791
Australian Dollar	**1.9418**	2.1082
Singapore Dollar	**2.0549**	2.1915
Hong Kong Dollar	**0.4873**	0.4872

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Revenue recognition

Revenue are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group. Sales relating to property development projects are recognised as the project activity progresses and are in respect of sales where agreements have been recognised. Timeshare advance membership fees are recognised as income over the next twenty four years from the commencement of membership. Sales of short term investments are accounted for when the contracts are executed. Casino revenue represents net house takings. The casino license is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Other income earned by the Group includes interest income recognised on an accrual basis.

Dividends Proposed

Dividend on ordinary shares are accounted for in shareholder's equity as an appropriation of retained earnings in the year in which they are declared or proposed.

4. SEGMENT ANALYSIS

	Operating Revenue		Profit/(Loss) Before Taxation		Assets Employed	
	2001	2000	2001	2000	2001	2000
Group						
By activity						
Leisure and hospitality	2,400.5	2,172.2	823.5	691.5	3,317.8	2,911.3
Properties	6.3	42.2	2.0	(4.3)	425.0	442.7
	2,406.8	2,214.4	825.5	687.2	3,742.8	3,354.0
Associated company	1,883.7	1,384.2	(16.1)	(49.6)	1,591.9	1,564.9
	4,290.5	3,598.6	809.4	637.6	5,334.7	4,918.9
Non-Segment Items						
- Interest bearing investments	-	-	(107.4)	1.8	272.0	67.7
- Equity investments and others	96.3	123.5	(96.6)	(1,286.0)	126.0	343.0
	4,386.8	3,722.1	605.4	(646.6)	5,732.7	5,329.6
Adjustment relating to share of operating revenue of associated company	(1,883.7)	(1,384.2)	-	-	-	-
	2,503.1	2,337.9	605.4	(646.6)	5,732.7	5,329.6
Group						
By geographical location						
Malaysia	2,406.8	2,215.2	825.5	687.2	3,742.8	3,354.0
Outside Malaysia	1,883.7	1,384.2	(16.1)	(49.6)	1,591.9	1,564.9
Non-Segment Items						
- Interest bearing investments	-	-	(107.4)	1.8	272.0	67.7
- Equity investments and others	96.3	122.7	(96.6)	(1,286.0)	126.0	343.0
	4,386.8	3,722.1	605.4	(646.6)	5,732.7	5,329.6
Adjustment relating to share of operating revenue of associated company	(1,883.7)	(1,384.2)	-	-	-	-
	2,503.1	2,337.9	605.4	(646.6)	5,732.7	5,329.6

4. **SEGMENT ANALYSIS (Cont'd)**

Included in profit/(loss) before taxation of equity investments and others for the current financial year is the write-off of goodwill arising on acquisition of additional interest in an associated company amounting to RM28.0 million (2000: RM1,047.2 million).

Interest and investment income, interest expense, short term deposits and investments are not attributable to any activity and are therefore included under Non-Segment Items. Immaterial segments are not separately identified and, for presentation purposes, are also included under Non-Segment Items.

5. **REVENUE**

	Group		Company	
	2001	2000	**2001**	2000
Leisure & Hospitality	**2,400.5**	2,172.2	**2,274.3**	2,084.3
Properties management & sale of properties	**6.3**	42.2	**-**	-
Sale of investments	**92.3**	113.3	**-**	-
Dividend income	**4.0**	10.2	**-**	-
	2,503.1	2,337.9	**2,274.3**	2,084.3

The comparative figures in respect of the revenue for the Company have been reclassified to other income and cost of sales amounting to RM87.0 million each, to conform with the current year's presentation. The reclassification arose due to misstatement in classification of the respective functions.

6. **COST OF SALES**

Included in cost of sales for the current financial year is an amount of RM88.6 million (2000: RM243.3 million) representing cost of short term investments disposed during the year.

Cost of sales for the current financial year also includes an allowance for the diminution in value of short term investments held at the end of the financial year amounting to RM19.2 million (2000: RM98.0 million).

The balance of the cost of sales represents cost of inventories which include cost of services and cost of goods sold.

The comparative figures in respect of the cost of sales for the Company have been reclassified from revenue to conform with the current year's presentation as explained in Note 5.

7. **OTHER EXPENSES**

Included in other expenses is the write-off of goodwill arising on acquisition of additional interest in an associated company amounting to RM28.0 million (2000: RM1,047.2 million)

8. PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation as stated above has been determined after inclusion of the following charges and credits:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Charges:				
Depreciation of property, plant and equipment	192,900	159,315	134,513	135,584
Property, plant and equipment written off	2,318	37	18	11
Loss on disposal of property, plant and equipment	-	-	363	-
Investments written down	50,679	14,308	-	-
Allowance for diminution in value of short term investments	19,226	98,018	-	-
Net loss on disposal of investments	2,577	130,718	-	-
Goodwill written off	27,968	1,047,178	-	-
Hire of equipment	5,188	5,319	5,168	5,271
Rental of land and buildings	2,626	2,962	409	366
Auditors' remuneration	207	189	99	92
Finance cost	70,441	40,311	-	-
Net exchange losses				
- Realised	2,205	191	-	82
- Unrealised	63	88	-	-
Charges by holding company:				
- Licensing fees	75,234	66,701	73,831	65,778
- Shared services fees	3,407	3,338	2,796	2,688
- Finance cost	47,355	24,542	47,355	24,542
Charges by other related companies:				
- Management fees	210,973	185,830	206,454	183,337
- Rental of land and buildings	2,596	2,418	2,209	2,086
- Hire of equipment	4,579	2,718	1,865	2,718
- Shared services fees	11,918	4,856	11,706	4,856
- Finance cost	-	4,442	-	-
- Commissions	23,359	12,031	17,632	10,771
- Marketing fees	480	480	480	480
Charges by subsidiary companies:				
- Finance cost	-	-	67,935	36,218
- Hire of equipment	-	-	1,195	1,026
- Rental of land and buildings	-	-	14,090	480
- Shared services fee	-	-	150	-
Credits:				
Interest income	10,389	69,716	8,321	7,460
Interest income from subsidiary companies	-	-	44,521	86,957
Interest income from related company	-	1,409	-	-
Write back of provision for retirement gratuities	1,917	1,327	2,167	756
Rental income from land and buildings	12,848	13,957	9,058	6,540
Rental of equipment	78	95	-	-
Rental income from subsidiary companies	-	-	410	-
Gross dividends from quoted				
- overseas corporations	3,763	8,850	-	-
- local corporations	200	1,330	-	-
Gain on disposal of property, plant and equipment	284	2,558	45	36
Other information:				
Non-audit fees to auditors				
- charged to income statement	20	37	2	6
- capitalised	158	53	158	53
Staff costs (including remuneration of executive directors)	269,358	267,609	231,104	240,140
Number of employees at year end ('000)	9.8	9.1	7.7	6.9

9. DIRECTORS' REMUNERATION

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Non-executive Directors				
- Fees	96	96	96	96
Executive Directors				
- Fees	192	*198	192	192
- Basic salary	17,627	14,790	17,627	14,790
- Bonus	3,979	8,876	3,979	8,876
- Allowances/Contributions	3,667	4,048	3,667	4,048
- (Write back)/Provision for retirement gratuities	(1,472)	9,764	(1,472)	9,764
- Estimated money value of benefits-in-kind (not charged to the income statement)	132	135	132	135
	24,221	37,907	24,221	37,901

* Includes fee received by an executive director of the Company in his capacity as a non-executive director in a wholly owned subsidiary company.

Remuneration of the Directors of the Company in respect of services rendered to the Company and various companies of the Group is represented by the following bands:

	Group	
Amounts in RM'000	2001	2000
Non-executive Directors		
50 and below	3	3
Executive Directors		
500 to 550	-	1
550 to 600	1	-
600 to 650	-	1
650 to 700	1	-
700 to 750	1	1
2,500 to 2,550	-	1
5,450 to 5,500	1	-
16,650 to 16,700	1	-
33,350 to 33,400	-	1

10. TAXATION

	Group		Company	
	2001	2000	2001	2000
Current Taxation				
Malaysian taxation	237.6	209.7	232.4	201.8
Foreign taxation	0.4	0.9	-	-
	238.0	210.6	232.4	201.8
Under/(Over) provision in respect of prior years	8.8	(3.1)	8.0	(3.5)
	246.8	207.5	240.4	198.3
Deferred Taxation	4.7	3.4	6.0	1.8
	251.5	210.9	246.4	200.1
Share of tax in associated company	2.4	18.6	-	-
	253.9	229.5	246.4	200.1

10. TAXATION (Cont'd)

The effective tax rate for the Group for the financial year is higher than the statutory tax rate mainly due to tax losses of certain subsidiary companies, non-deductibility of charges relating to investments and certain expenses for tax purposes.

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiary companies available for which the related tax effects have not been included in the net income amounted to RM 65.0 million (2000: RM 66.5 million).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM968.6 million (2000: RM455.0 million) which is available to set off against future taxable profits of the Group.

11. DIVIDENDS

	2001	2000
Interim - 8.0 sen less 28% tax (2000: 8.0 sen less 28% tax) per ordinary share of RM 0.50 each	62.9	62.9
Proposed final - 8.0 sen less 28% tax (2000: 8.0 sen less 28% tax) per ordinary share of RM 0.50 each	62.9	62.9
	125.8	125.8

12. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
Amount at cost:						
At 1 January 2001	197.8	103.1	2,247.4	1,127.0	276.1	3,951.4
Additions	-	-	1.8	60.4	477.0	539.2
Disposals	-	(0.1)	-	(4.8)	-	(4.9)
Written off	-	-	(1.9)	(1.4)	-	(3.3)
Transferred from investment properties	-	-	2.9	-	-	2.9
Reclassification	-	-	529.3	166.5	(695.8)	-
At 31 December 2001	197.8	103.0	2,779.5	1,347.7	57.3	4,485.3
Accumulated depreciation:						
At 1 January 2001	-	2.5	279.1	754.5	-	1,036.1
Charge for the financial year	-	1.0	58.1	133.8	-	192.9
Disposals	-	-	(0.1)	(4.0)	-	(4.1)
Written off	-	-	(0.4)	(0.6)	-	(1.0)
At 31 December 2001	-	3.5	336.7	883.7	-	1,223.9
Net book value at 31 December 2001	197.8	99.5	2,442.8	464.0	57.3	3,261.4
Net book value at 31 December 2000	197.8	100.6	1,968.3	372.5	276.1	2,915.3

12. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
Amount at cost:						
At 1 January 2001	87.3	0.5	1,599.8	929.5	43.1	2,660.2
Additions	-	-	-	52.7	112.5	165.2
Disposals	-	-	-	(14.6)	-	(14.6)
Written Off	-	-	-	(0.1)	-	(0.1)
Reclassification	-	-	47.9	66.9	(114.8)	-
At 31 December 2001	87.3	0.5	1,647.7	1,034.4	40.8	2,810.7
Accumulated depreciation:						
At 1 January 2001	-	-	229.8	661.3	-	891.1
Charge for the financial year	-	-	41.0	93.5	-	134.5
Disposals	-	-	-	(4.4)	-	(4.4)
Written Off	-	-	-	(0.1)	-	(0.1)
At 31 December 2001	-	-	270.8	750.3	-	1,021.1
Net book value at 31 December 2001	87.3	0.5	1,376.9	284.1	40.8	1,789.6
Net book value at 31 December 2000	87.3	0.5	1,370.0	268.2	43.1	1,769.1

13. REAL PROPERTY ASSETS AND PROPERTY DEVELOPMENT

	Group 2001	Group 2000
Non - current portion: Real property assets		
Freehold land held for development and development expenditure - at cost	202.5	202.1
Current portion: Property development		
Leasehold land and development expenditure - at cost	24.1	26.6

14. SUBSIDIARY COMPANIES

	Company 2001	Company 2000
Investment		
Unquoted shares - at cost	3,830.1	3,442.1

The subsidiary companies are listed in Note 35.

Included in the amount due to subsidiary companies were advances from two wholly owned subsidiary companies amounting to RM 1,079.2 million (2000: RM638.4 million) which carry interest rates ranging from 3.5% to 8.0% (2000: 7.5% to 8.0%) per annum. Included in the amount due from subsidiary companies was an amount due from a subsidiary company of RM 638.4 million (2000: RM638.4 million) which carries interest rates ranging from 3.3% to 8.0% (2000: 7.5% to 8.0%) per annum. These amounts are unsecured and have no fixed terms of repayment.

The balance of the amount due from/to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

15. ASSOCIATED COMPANY

	Group 2001	Group 2000
Quoted shares in foreign corporation, at cost	3,009.5	2,936.1
Goodwill on acquisition written off	(1,433.9)	(1,405.9)
Share of post acquisition reserve	16.3	34.7
	1,591.9	1,564.9
Represented by:		
Share of net assets other than goodwill of the associated company	1,591.9	1,564.9
Market value of quoted shares in foreign corporation	2,089.9	3,936.1

The amount due from associated company represents outstanding amounts arising from inter company sales.

Details of the associated company are as follows:

	Effective Percentage of Ownership 2001	Effective Percentage of Ownership 2000	Country of Incorporation	Principal Activities
* Star Cruises Limited	35.9	34.9	Isle of Man and redomiciled to Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of this company is audited by an overseas firm affiliated with the auditors of the Company.

16. OTHER INVESTMENTS

	Group 2001	Group 2000	Company 2001	Company 2000
Quoted				
Shares in foreign corporations, at cost	-	143.4	-	-
Amount written down to-date	-	(36.6)	-	-
	-	106.8	-	-
Unquoted - at cost				
Shares in Malaysian companies	3.6	3.6	3.6	3.6
	3.6	110.4	3.6	3.6
Market value of quoted shares	-	68.6	-	-

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2001	2000	2001	2000
Current:				
Trade receivables	32.5	30.0	5.7	6.2
Allowance for doubtful debts	(0.6)	(0.6)	-	(0.2)
	31.9	29.4	5.7	6.0
Other receivables	19.0	20.6	11.4	14.0
Deposits	13.6	14.4	11.8	12.6
Prepayments	10.5	17.1	9.5	16.0
Loan to directors	0.2	0.8	-	-
	75.2	82.3	38.4	48.6
Non-current:				
Trade receivables	11.6	10.1	-	-
Loan to directors	0.5	-	-	-
	12.1	10.1	-	-
	87.3	92.4	38.4	48.6

Loan to directors represent an interest-free housing loan and an interest-free loan to directors of the Company which are extended by a wholly owned and an indirect wholly owned subsidiaries of the Company respectively.

18. INVENTORIES

	Group		Company	
	2001	2000	2001	2000
At cost				
Food, beverages, tobacco and other hotel supplies	6.7	6.0	5.6	5.0
Stores, spares and retail stocks	10.3	8.9	9.0	7.9
	17.0	14.9	14.6	12.9

19. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

Amount due to holding company comprises:

	Group		Company	
	2001	2000	2001	2000
Non-current:				
Interest bearing loan (Note 23)	374.9	-	374.9	-
Current:				
Interest bearing loan (Note 23)	105.0	683.5	105.0	683.5
Inter company balances	12.3	15.1	11.8	14.5
	117.3	698.6	116.8	698.0
	492.2	698.6	491.7	698.0

The amounts due to / from holding company and other related companies are unsecured, interest free, and have no fixed terms of repayment, except for the loan from Genting Berhad. The loan from Genting Berhad was to part-finance the investment in associated company, Star Cruises Limited. It is unsecured and bears interest at 1% (2000: 1%) per annum above the base lending rate of a leading local bank. The amount is to be repaid over the next three years.

20. SHORT TERM INVESTMENTS

	Group 2001	Group 2000	Company 2001	Company 2000
Quoted - at cost				
Shares in foreign corporations	151.4	316.6	-	-
Shares in Malaysian companies	-	5.6	-	-
Less : Allowance for diminution in value	(45.0)	(98.0)	-	-
	106.4	224.2	-	-
Unquoted - at cost				
Money market instruments	153.6	27.1	153.6	27.1
	260.0	251.3	153.6	27.1
Market value of quoted shares				
- Foreign corporations	106.4	214.4	-	-
- Malaysian companies	-	9.8	-	-
	106.4	224.2	-	-

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit.

21. BANK BALANCES AND DEPOSITS

	Group 2001	Group 2000	Company 2001	Company 2000
Deposits with licensed banks	107.6	29.5	77.3	12.6
Cash and bank balances	173.6	108.6	164.4	94.8
	281.2	138.1	241.7	107.4

22. TRADE AND OTHER PAYABLES

	Group 2001	Group 2000	Company 2001	Company 2000
Trade payables	23.3	19.1	17.4	15.3
Accrued expenses	259.8	157.1	242.9	146.1
Deposits	24.5	23.5	18.1	22.4
Other payables	138.0	180.9	81.7	169.0
	445.6	380.6	360.1	352.8

Included in other payables and accrued expenses are progress billings payable and accruals for capital expenditures relating to constructions of new theme park attractions, new hotel and upgrading of resorts infrastructure amounting to RM 103.8 million (2000: RM 85.8 million).

23. BORROWINGS

	Group 2001	Group 2000	Company 2001	Company 2000
Current:				
Bank borrowings (unsecured)				
- financial instruments	-	319.2	-	-
- financial institutions	-	63.7	-	-
	-	382.9	-	-
Loans from holding company (unsecured) (Note 19)	105.0	683.5	105.0	683.5
	105.0	1,066.4	105.0	683.5
Non-current:				
Bank borrowings (unsecured)	1,079.2	319.2	-	-
Loans from holding company (unsecured) (Note 19)	374.9	-	374.9	-
	1,454.1	319.2	374.9	-
	1,559.1	1,385.6	479.9	683.5
Weighted average effective interest rates(%):				
- bank borrowings	5.9	7.9	-	-
- loans from holding company	7.5	7.5	7.5	7.5
Currency in which total borrowings are denominated in:				
- US Dollar	858.8	481.7	-	-
- Singapore Dollar	220.4	220.4	-	-
- Ringgit Malaysia	479.9	683.5	479.9	683.5
	1,559.1	1,385.6	479.9	683.5
Maturity of borrowings (excluding finance lease liabilities)				
- not later than 1 year	105.0	1,066.4	105.0	683.5
- later than 1 year and not later than 5 years	1,454.1	319.2	374.9	-
	1,559.1	1,385.6	479.9	683.5

24. SHARE CAPITAL

	2001	2000
Authorised 1,600.0 million ordinary shares of 50 sen each	800.0	800.0
Issued and fully paid 1,091.8 million ordinary shares of 50 sen each	545.9	545.9

As at 31 December 2001, options to subscribe for 1,502,000 (2000: 1,569,000) unissued ordinary shares of 50 sen each under The Resorts World Employees' Share Option Scheme for Executives ("Previous ESOS") were outstanding.

The outstanding options granted in previous financial years are exercisable as follows:

Exercisable Period From	Exercisable Period To	Subscription Price Per Share RM	Number of Shares in thousands 2001	Number of Shares in thousands 2000
22 September 1999	22 September 2004	16.77	1,502	1,569

24. SHARE CAPITAL (Cont'd)

Subsequent to financial year end, the Board of Directors has decided to allow eligible executives who hold outstanding options ("Existing Option Holders") under Previous ESOS to participate in the Company's proposed share option scheme for the grant of options to eligible executives to subscribe for new shares constituting up to 5% of the issued and paid-up share capital of the Company upon the terms and conditions of the By-Laws that may be approved by the Securities Commission ("SC") ("Proposed New ESOS") subject to the conditions that the Existing Option Holders be given an option to either:

(a) surrender their outstanding options and then participate in the Proposed New ESOS; or

(b) continue to hold their outstanding options but will not be entitled to participate in the Proposed New ESOS for so long as the outstanding options remain unexercised.

25. RESERVES

	Group		Company	
	2001	2000	2001	2000
Non-Distributable Reserves:				
Share Premium	33.3	33.3	33.3	33.3
Capital Redemption Reserves	0.1	0.1	-	-
Reserve on Exchange Differences	4.2	4.2	-	-
Distributable Reserves:				
Unappropriated Profit	2,666.1	2,440.0	4,055.2	3,646.2
	2,703.7	2,477.6	4,088.5	3,679.5

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank RM3,271.0 million (2000: RM2,832.0 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2001, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM1,751.6 million (2000: RM1,668.7 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

26. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of time share units by a subsidiary company offering a time-share ownership scheme.

27. DEFERRED TAXATION

	Group		Company	
	2001	2000	2001	2000
Excess of capital allowances over depreciation	46.2	41.9	46.1	40.6
Timing differences arising from provision	(19.9)	(20.3)	(19.9)	(20.3)
	26.3	21.6	26.2	20.3

Subject to agreement by the Inland Revenue Board, the Group has potential deferred tax benefits, of which the tax effects not taken up in the financial statements, as follows:

	2001	2000
Unutilised tax losses	18.2	18.6
Unutilised capital allowances	65.0	41.5

28. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2001	2000	**2001**	2000
Beginning of the year	**100.0**	91.9	**99.2**	90.3
Charged to income statement	**0.4**	9.7	**0.4**	9.7
Paid during the year	**(0.2)**	(0.3)	**(0.2)**	(0.1)
Provision no longer required	**(3.8)**	(1.3)	**(4.2)**	(0.7)
End of the year	**96.4**	100.0	**95.2**	99.2

29. EARNINGS PER SHARE

The basic earnings per ordinary share is calculated based on the Group net profit for the financial year of RM 351.9 million (2000: net loss for the financial year of RM 876.5 million) and the number of ordinary shares in issue of 1,091.8 million (2000: 1,091.8 million).

As at 31 December 2001, the Company has 1,502,000 unissued ordinary shares outstanding under The Resorts World Employees' Share Option Scheme for Executives ("Previous ESOS"). In accordance with the provision laid down by the Malaysian Accounting Standard Board ("MASB") No.13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value.

Since the exercise price of the Previous ESOS is above the fair value of the Company's shares for the current year, the option is deemed non dilutive.

30. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments with off balance sheet risks:

a) **Euro Medium Term Notes ("Notes")**
Resorts World (Labuan) Limited, a wholly owned subsidiary of the Company, has the following notes which form part of the borrowings as disclosed in Note 23:

Currency	Issue date	Maturity date	Interest type	Foreign Currency	Ringgit Equivalent
Singapore Dollar	26/05/2000	26/05/2003	Fixed rate	100.0	220.4
US Dollar	16/06/2000	16/06/2003	Floating rate based on SIBOR	26.0	98.8
					319.2

The above Notes are guaranteed by the Company and are redeemable in full on the respective maturity dates.

b) **Singapore Dollar ("SGD")/US Dollar ("USD") Cross Currency Swap ("CCS")**
Further to the issuance of the SGD Notes on 26 May 2000 for SGD100 million, as disclosed in (a) above, the Group entered into two CCS agreements, the first on the issue date of the Notes and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, which is 26 May 2003.

c) **USD Interest Rate Swap ("IRS")**
(i) Subsequent to the issuance of the Notes for USD26 million, as disclosed in (a) above, the Group entered into an IRS agreement on 8 August 2000. The effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swap terminates on the maturity of the loan, which is 16 June 2003.

30. FINANCIAL INSTRUMENTS (Cont'd)

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Contract Amounts USD'000	Date of Transactions	Maturity Dates
30,000	13/08/2001	25/04/2003 to 25/04/2006
30,000	16/08/2001	25/04/2003 to 25/04/2006
20,000	22/08/2001	25/04/2003 to 25/04/2006
20,000	30/08/2001	25/04/2003 to 25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan with effect from 25 October 2001 and up to their respective maturity dates as set out above.

d) **Foreign Currency Contracts**

Contract Amounts USD'000	Date of Transactions	Expiry Dates
12,024	28/08/2001 to 28/01/2002	26/02/2002 to 16/12/2002

As foreign currency contracts are entered into to hedge the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non performance by the financial institutions is remote on the basis of their financial strength.

31. CAPITAL COMMITMENTS

	Group		Company	
	2001	2000	2001	2000
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	24.2	397.7	-	149.0
- not contracted	4.0	23.8	4.0	10.2
	28.2	421.5	4.0	159.2

32. NON - CASH TRANSACTIONS

Group

The principal non-cash transactions during the financial year are as follows:

(a) Quoted shares in an associated company amounting to RM73.5 million were reclassified from short term investment to long term investment in the associated company.

(b) Certain quoted shares in a foreign corporation were reclassified from long term investment to short term investment during the financial year, amounting to RM91.9 million.

(c) During the financial year, the terms of the loan from holding company were varied to convert the loan to a term loan facility which resulted in a reclassification from current liabilities to long-term liabilities. The details of the loan are disclosed in Note 23.

32. NON - CASH TRANSACTIONS (Cont'd)

Company

In addition to note (c) above, the principal non-cash transaction during the financial year relates to the Company's acquisition of 388,000 6% non-convertible, cumulative redeemable preference shares of RM1 per share of First World Hotels & Resorts Sdn Bhd, a direct wholly owned subsidiary of the Company, amounting to RM388.0 million.

33. CONTINGENT LIABILITY (UNSECURED)

At 31 December 2001, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiary companies as follows:

(a) Euro Medium Term Notes issued by a subsidiary company amounting to RM 319.2 million (2000: RM638.4 million).

(b) Term Loan Facility granted to a subsidiary company amounting to RM760.0 million (2000: Nil).

The details of the loans are disclosed in Note 23. It is anticipated that no material liabilities will arise as a result of these guarantees.

34. SIGNIFICANT RELATED PARTY DISCLOSURES

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The immediate and ultimate holding company of the Group is Genting Berhad, a company incorporated in Malaysia.

Tan Sri Lim Goh Tong is the Chairman and Chief Executive of both the Company and Genting Berhad.

Dato' Lim Kok Thay, a son of Tan Sri Lim Goh Tong, is the Managing Director of the Company and Genting Berhad; the Chairman of Star Cruises Limited, an associated company of the Group and the Chairman of Genting International PLC, a fellow subsidiary company of the Group.

Justin Tan Wah Joo, the Executive Director and Executive Vice President - Leisure & Hospitality of the Company, is the Managing Director of Genting International PLC; and the Director of E-Genting Holdings Sdn Bhd, E-Genting Sdn Bhd and Genting Information Knowledge Enterprise Sdn Bhd, the fellow subsidiaries of the Group.

(a) Rendering of services

	2001	2000
Group		
Rendering of services to:		
Star Cruises Limited and its subsidiary companies		
(air ticket and transportation services)	**3.8**	4.0
Genting Berhad and its subsidiary companies (air ticket and transportation services)	**1.0**	0.9

Sales to Star Cruises Limited and its subsidiary companies and Genting Berhad and its subsidiary companies are aggregated because these transactions are similar in nature within the group and no single transaction is significant enough to warrant separate disclosure.

(b) Purchase of goods and services

		2001	2000
Group			
Purchase of goods from:			
- E-Genting Holdings Sdn Bhd (information technology products)		**8.3**	4.5
Purchase of services from:			
- Genting Berhad	(i)	**3.4**	3.3
- Genting Information Knowledge & Enterprise Sdn Bhd	(ii)	**11.5**	7.9
- E-Genting Sdn Bhd	(iii)	**7.4**	5.3
- Genting Card Services Sdn Bhd	(iv)	**5.1**	1.5

34. **SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)**

(i) Genting Berhad provides shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions based on mutually agreed terms and prices.

(ii) Genting Information Knowledge & Enterprise Sdn Bhd, a wholly owned subsidiary company of E-Genting Holdings Sdn Bhd which in turn is a fellow subsidiary company, provides information technology support and maintenance services for Customer Relationship Management solution; Web, eCommerce and other software and hardware related services as well as to provide services through Customer Interactive Centre based on mutually agreed terms and prices.

(iii) E-Genting Sdn Bhd, a wholly owned subsidiary company of E-Genting Holdings Sdn Bhd, provides information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, system research and development and information technology related management and advisory services based on mutually agreed terms and prices.

(iv) Genting Card Services Sdn Bhd, a wholly owned subsidiary company of E-Genting Holdings Sdn Bhd, provides management and promotion of loyalty program for Genting WorldCard based on mutually agreed terms and prices.

(c) Rental and related services

	2001	2000
Group		
Rental of premises to:		
- Oriregal Creations Sdn Bhd	1.2	0.8
Rental of premises from:		
- Oakwood Sdn Bhd, a fellow subsidiary company of the Group	2.2	2.4

The spouse of Tan Sri Lim Goh Tong is a director and substantial shareholder of Oriregal Creations Sdn Bhd ("Oriregal").

Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.

The rental at the Genting Hotel and the Highlands Hotel are 1% lower than the comparable range of commercial rates charged to other tenants as a larger space is occupied. The rental of premises at the Resort Hotel is 27% lower as they are located at a low traffic area. The rental of premises near the Resort Hotel car park is 51% higher than similar premises due to the superior location. The rental of premises near the staff residential area is 11% higher than commercial rates of comparable premises.

(d) License agreement

During the financial year, the Group paid a total licensing fees of RM 75.2 million (2000: RM 66.7 million) to Genting Berhad for the use of name and accompanying logo of "Genting" and "Awana" based on agreed terms and prices.

(e) Sales and Marketing arrangements

During the financial year, the Group paid a total amount of RM18.4 million (2000: RM11.7 million) to Genting International PLC, a fellow subsidiary company of the Group, for the services provided as the exclusive international sales and marketing coordinator for Genting Highlands Resort based on agreed terms and prices.

(f) Management agreements

	2001	2000
Group		
- Genting Hotel & Resorts Management Sdn Bhd	208.6	183.3
- Awana Hotels & Resorts Management Sdn Bhd	2.4	2.5

Genting Hotel & Resorts Management Sdn Bhd, a fellow subsidiary company, provides technical know-how and management expertise in the resort's operations for Genting Highlands Resort.

Awana Hotels & Resorts Management Sdn Bhd, a fellow subsidiary company, provides technical know-how and management expertise in the resort's operations for Awana chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad.

The above services are undertaken on agreed terms and prices.

34. SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)

(g) Loans from Genting Berhad

During the financial year, Genting Berhad advanced a loan of RM 46.4 million (2000: RM683.5 million). This loan is unsecured and interest was payable at one percent above local financial institution's base lending rate.

35. SUBSIDIARY COMPANIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2001	2000		
Direct Subsidiary Companies				
Genting Golf Course Bhd	100	100	Malaysia	Condotel and hotel business, golf resort and property development
First World Hotels & Resorts Sdn Bhd	100	100	Malaysia	Hotel business
Genting Highlands Berhad	100	100	Malaysia	Land and property development
Genting Utilities & Services Sdn Bhd	100	100	Malaysia	Provision of utilities services
Setiabahagia Sdn Bhd	100	100	Malaysia	Property investment
Setiaseri Sdn Bhd	100	100	Malaysia	Property investment
Vestplus Sdn Bhd	100	100	Malaysia	Property investment
Gentinggi Sdn Bhd	100	100	Malaysia	Investment holding
Sierra Springs Sdn Bhd	100	100	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	100	100	Malaysia	Provision of tour and travel related services
Kijal Facilities Services Sdn Bhd (formerly known as Resorts World Food Services Sdn Bhd)	100	100	Malaysia	Dormant
* Vestplus (Hong Kong) Limited	100	100	Hong Kong	Pre-operating
Leisure & Cafe Concept Sdn Bhd	100	100	Malaysia	Pre-operating
Genting Studio Sdn Bhd	100	100	Malaysia	Agent to procure/produce programmes
Resorts Tavern Sdn Bhd	100	100	Malaysia	Pre-operating
Seraya Mayang Sdn Bhd	100	100	Malaysia	Investment holding
Genting Centre of Excellence Sdn Bhd	70	70	Malaysia	Training services
Genting Leisure Sdn Bhd	100	100	Malaysia	Investment holding
Genting Entertainment Sdn Bhd	100	100	Malaysia	Show agent
Genting Skyway Sdn Bhd	100	100	Malaysia	Provision of cable car services
Awana Vacation Resorts Development Berhad	100	100	Malaysia	Proprietary timeshare ownership scheme
Genting Theme Park Sdn Bhd	100	100	Malaysia	Pre-operating
* Vestplus (Thailand) Limited	91	91	Thailand	Pre-operating
Delquest Sdn Bhd	100	100	Malaysia	Investments
First World Entertainment Sdn Bhd	100	100	Malaysia	Pending de-registration
First World Equities Sdn Bhd	100	100	Malaysia	Pending de-registration
First World Food Services Sdn Bhd	100	100	Malaysia	Pending de-registration
First World Leisure Sdn Bhd	100	100	Malaysia	Pending de-registration
First World Management Services Sdn Bhd	100	100	Malaysia	Pending de-registration
First World Theme Park Sdn Bhd	100	100	Malaysia	Pending de-registration
Resorts World (Labuan) Limited	100	100	Labuan, Malaysia	General trading
RWB (Labuan) Limited	100	100	Labuan, Malaysia	General trading
Indirect Subsidiary Companies				
Genting Property Management Sdn Bhd	100	100	Malaysia	Property management
Genasa Sdn Bhd	100	100	Malaysia	Sale and letting of apartment
Gentasa Sdn Bhd	100	100	Malaysia	Pre-operating
Gentas Sdn Bhd	100	100	Malaysia	Pre-operating
Genmas Sdn Bhd	100	100	Malaysia	Pre-operating

35. SUBSIDIARY COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2001	2000		
Genas Sdn Bhd	100	100	Malaysia	Pre-operating
Genawan Sdn Bhd	100	100	Malaysia	Pre-operating
Gensa Sdn Bhd	100	100	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	100	100	Malaysia	Pre-operating
* Resorts World Limited	100	100	Isle of Man	Investment holding
* R.W. Investments Limited	100	100	Isle of Man	Dormant
* Resorts Overseas Investments Limited	100	100	Isle of Man	Pre-operating
Rantau Cempaka (M) Sdn Bhd	100	100	Malaysia	Pending de-registration
Genting World Sdn Bhd	100	100	Malaysia	Leisure and entertainment business
Kijal Resort Sdn Bhd	100	100	Malaysia	Property development and property management
Widuri Pelangi Sdn Bhd	100	100	Malaysia	Golf resort and hotel business
* Lafleur Limited	100	100	Isle of Man	Investment holding
Genting Administrative Services Sdn Bhd	100	100	Malaysia	Investment holding
Resorts World Properties Sdn Bhd (formerly known as Star Cruise Properties Sdn Bhd)	100	100	Malaysia	Investment holding
Papago Sdn Bhd	100	100	Malaysia	Resorts and hotel business
Merriwa Sdn Bhd	100	100	Malaysia	Pre-operating
Nippontech Resources Sdn Bhd	100	100	Malaysia	Pending de-registration
Twinmatics Sdn Bhd	100	100	Malaysia	Pre-operating
Twinsurf Sdn Bhd	100	100	Malaysia	Pending de-registration
Dutabay Sdn Bhd	100	100	Malaysia	Pending de-registration
Bandar Pelabuhan Sdn Bhd	60	60	Malaysia	Investment holding
Twinkle Glow Sdn Bhd	60	60	Malaysia	Pre-operating
Tullamarine Sdn Bhd	60	60	Malaysia	Pre-operating
Jomara Sdn Bhd	60	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	60	60	Malaysia	Pre-operating
Vintage Action Sdn Bhd	60	60	Malaysia	Pre-operating
Yarrawin Sdn Bhd	60	60	Malaysia	Pre-operating
Hitechwood Sdn Bhd	60	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	60	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	60	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	60	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	60	60	Malaysia	Dormant
Neutrino Space Sdn Bhd	60	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	60	60	Malaysia	Pre-operating

* The financial statements of these companies are audited by overseas firms / Chartered Accountant affiliated with Messrs. PricewaterhouseCoopers, Malaysia.

36. COMPARATIVES

As mentioned in the respective Notes to the financial statements, certain comparative figures have been reclassified and/or expanded to ensure comparability with the current year's presentation.

Statement On Directors' Responsibility

Pursuant To Paragraph 15.27(a) Of The Listing Requirements Of The Kuala Lumpur Stock Exchange

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2001.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 1 April 2002.

Statutory Declaration

Pursuant To Section 169(16) Of The Companies Act, 1965

I, **KOH POY YONG**, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD**, do solemnly and sincerely declare that the financial statements set out on pages 32 to 56 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
KOH POY YONG at KUALA LUMPUR on 1 April 2002) **KOH POY YONG**

Before me,

DATO NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

Report Of The Auditors

To The Members Of Resorts World Bhd

We have audited the financial statements set out on pages 32 to 56. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  ii) the state of affairs of the Group and Company as at 31 December 2001 and of the results and cash flows of the Group and Company for the financial year ended on that date; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 35 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF-1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/02(J))
Partner of the firm

Kuala Lumpur
1 April 2002

Ten-Year Summary

Amount in RM million unless otherwise stated	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operating Revenue	**2,503.1**	2,337.9	2,178.5	2,514.9	3,038.7	2,105.9	1,867.0	1,925.2	1,704.5	1,347.6
Profit/(Loss) before taxation #	**605.4**	(646.6)	648.1	371.8	1,090.9	802.9	736.2	792.2	617.4	474.9
Taxation	**(253.9)**	(229.5)	(2.3)	(222.4)	(224.5)	(233.2)	(190.0)	(236.5)	(166.2)	(88.6)
Profit/(Loss) after taxation	**351.5**	(876.1)	645.8	149.4	866.4	569.7	546.2	555.7	451.2	386.3
Profit/(Loss) attributable to shareholders	**351.9**	(876.5)	645.8	149.0	867.3	569.7	546.2	555.7	451.2	386.3
Share capital	**545.9**	545.9	545.9	545.9	545.9	545.9	545.9	545.9	542.8	541.7
Unappropriated profit	**2,666.1**	2,440.0	3,442.4	2,938.1	2,922.7	2,214.7	1,801.7	1,405.1	991.7	664.4
Other reserves	**37.6**	37.6	37.5	37.5	33.3	33.3	33.3	33.3	33.3	33.4
Shareholders' equity	**3,249.6**	3,023.5	4,025.8	3,521.5	3,501.9	2,793.9	2,380.9	1,984.3	1,567.8	1,239.5
Minority interest	**10.1**	10.5	183.1	11.7	1.2	1.3	1.3	1.3	-	-
Long term liabilities	**1,596.5**	453.8	129.4	119.6	113.0	80.9	70.5	57.6	48.1	45.5
Capital employed	**4,856.2**	3,487.8	4,338.3	3,652.8	3,616.1	2,876.1	2,452.7	2,043.2	1,615.9	1,285.0
Property, plant and equipment	**3,261.4**	2,915.3	2,561.3	2,389.7	2,168.3	1,779.1	1,415.7	1,132.8	936.9	740.3
Real Property Assets	**202.5**	202.1	220.8	219.1	217.5	215.9	198.2	197.0	192.6	191.6
Investment properties	-	-	-	76.4	76.4	79.7	80.8	79.7	81.9	83.9
Associated company	**1,591.9**	1,564.9	998.8	951.6	-	-	-	-	5.3	-
Other long term investments	**3.6**	110.4	162.6	2.2	116.2	2.2	2.2	2.1	2.1	2.1
Long term receivables	**12.1**	10.1	3.7	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	-	55.4
	5,071.5	4,802.8	3,947.2	3,639.0	2,578.4	2,076.9	1,696.9	1,411.6	1,218.8	1,073.3
Net current (liabilities)/assets	**(215.3)**	(1,315.0)	391.1	13.8	1,037.7	799.2	755.8	631.6	397.1	211.7
Employment of capital	**4,856.2**	3,487.8	4,338.3	3,652.8	3,616.1	2,876.1	2,452.7	2,043.2	1,615.9	1,285.0
Basic Earnings/(Loss) per share (sen)*	**32.2**	(80.3)	59.2	13.6	79.4	52.2	50.0	51.1	41.6	35.7
Net dividend per share (sen)	**11.5**	11.5	13.0	12.2	14.6	14.4	13.7	13.0	11.4	9.8
*Dividend cover (times)**	**2.8**	N/A	4.6	1.1	5.4	3.6	3.6	3.9	3.6	3.6
Current ratio	**0.8**	0.3	1.6	1.0	2.3	2.2	2.3	2.2	1.8	1.6
Net tangible assets per share (RM)	**2.98**	2.77	3.69	3.22	3.21	2.56	2.18	1.82	1.44	1.09
Return/(Loss) (after tax and minority interests on average shareholders' equity - %)	**11.2**	(24.9)	17.1	4.2	27.6	22.0	25.0	31.3	32.1	35.1
Market share price *										
- highest (RM)	**7.95**	15.50	18.00	9.55	13.30	15.90	17.80	18.00	17.50	7.95
- lowest (RM)	**5.00**	5.70	8.75	2.85	4.08	11.30	11.00	12.60	7.00	4.85

Figures are adjusted to reflect the compliance with International Accounting Standard 8 (IAS 8) : Net profit or loss for the period, fundamental errors and changes in accounting policies which came into effect on 1 January 1997.

* Adjusted to reflect the increased number of ordinary shares of the Company.

N/A: Not Applicable

List of Properties

AS AT 31 DECEMBER 2001

	LOCATION	TENURE	APPROXIMATE AREA		DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2001 (RM million)	AGE OF BUILDING	YEAR OF ACQUISITION
STATE OF PAHANG DARUL MAKMUR								
1	Genting Highlands, Bentung	Freehold	Built-up	: 100,592 sq.metres	18-storey Genting Hotel Complex	211.3	20	1982
2	Genting Highlands, Bentung	Freehold	Built-up	: 95,485 sq.metres	23-storey Resort Hotel & Car Park II	148.2	9	1992
3	Genting Highlands, Bentung	Freehold	Built-up	: 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	762.3	2	2000 *
4	Genting Highlands, Bentung	Freehold	Built-up	: 20,516 sq.metres	23-storey Awana Tower Hotel	28.4	8	1993
5	Genting Highlands, Bentung	Freehold	Built-up	: 19,688 sq.metres	10-level Theme Park Hotel	38.9	30	1989
6	Genting Highlands, Bentung	Freehold	Built-up	: 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	13.2	26	1989
7	Genting Highlands, Bentung	Freehold	Built-up	: 29,059 sq.metres	16-storey Residential Staff Complex I	11.8	18	1989
8	Genting Highlands, Bentung	Freehold	Built-up	: 28,804 sq.metres	19-storey Residential Staff Complex II	18.9	9	1992
9	Genting Highlands, Bentung	Freehold	Built-up	: 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	72.2	9	1992
10	Genting Highlands, Bentung	Freehold	Built-up	: 41,976 sq.metres	25-storey Residential Staff Complex V	61.6	5	1996
11	Genting Highlands, Bentung	Freehold	Built-up	: 4,119 sq.metres	5-storey Ria Staff Residence	0.9	29	1989
12	Genting Highlands, Bentung	Freehold	Built-up	: 4,109 sq.metres	5-storey Sri Layang Staff Residence	23.0	7	1989
13	Genting Highlands, Bentung	Freehold	Built-up	: 18,397 sq.metres	8-level Car Park I	2.4	18	1989
14	Genting Highlands, Bentung	Freehold	Built-up	: 1,086 sq.metres	5-storey Bomba Building	0.9	18	1989
15	Genting Highlands, Bentung	Freehold	Built-up	: 1,503 sq.metres	Petrol Station	2.6	3	1999
16	Genting Highlands, Bentung	Freehold	Built-up	: 4,151 sq.metres	3-storey Lakeside Teahouse	4.2	14	1989
17	Genting Highlands, Bentung	Freehold	Lake	: 2 hectares	Man-made Lake	0.7	-	1989
18	Genting Highlands, Bentung	Freehold	Built-up	: 2,769 sq.metres	4-storey Staff Recreation Centre	3.7	9	1992
19	Genting Highlands, Bentung	Freehold	Built-up	: 540 sq.metres	1 unit of Kayangan Apartment	0.2	21	1989
					1 unit of Kayangan Apartment	0.2	21	1990
20	Genting Highlands, Bentung	Freehold	Built-up	: 7,666 sq.metres	Awana Golf & Country Resort Complex	22.4	15	1989
21	Genting Highlands, Bentung	Freehold	Built-up	: 17,010 sq.metres	174 units of Awana Condominium	28.2	15	1989
22	Genting Highlands, Bentung	Freehold	Built-up	: 10,243 sq.metres	92 units of Ria Apartment (Pahang Tower)	15.5	15	1989
23	Genting Highlands, Bentung	Freehold	Land	: 2,936 hectares	7 plots of land & improvements	254.3	-	1989
					1 plot of land & improvements	6.1	-	1996
					10 plots of land & improvements	52.1	-	1989
					1 plot of land & improvements	0.1	-	1991
					68 plots of land & improvements	156.1	-	1989
					13 plots of land & improvements	9.4	-	1996
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 92 years)	Land	: 6 hectares	2 plots of land & improvements	0.4	-	1994
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 57 years)	Land	: 5 hectares	3 plots of land	0.6	-	1995
26	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 93 years)	Built-up	: 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	2	1999
27	Mentakab, Temerloh	Freehold	Land	: 84 hectares	Vacant housing development land	5.9	-	1989
STATE OF SELANGOR DARUL EHSAN								
1	Genting Highlands, Hulu Selangor	Freehold	Built-up	: 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	470.1	5	1997
2	Genting Highlands, Hulu Selangor	Freehold	Land	: 6 hectares	1 plot of building land	6.1	-	1993
			Built-up	: 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	79.3	5	1997
3	Genting Highlands, Hulu Selangor	Freehold	Built-up	: 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	6.1	4	1998
4	Genting Highlands, Hulu Selangor	Freehold	Built-up	: 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	12.5	15	1989
5	Genting Highlands, Hulu Selangor	Freehold	Land	: 615 hectares	3 plots of building land	12.3	-	1989
					10 plots of building land	42.1	-	1996
					7 plots of building land	10.4	-	1993
6	Genting Highlands, Gombak	Freehold	Land	: 394 hectares	2 plots of vacant building land	28.8	-	1996
7	Batang Kali, Hulu Selangor	Freehold	Land	: 9 hectares	1 plot of vacant agriculture land	2.3	-	1994
8	Ulu Yam, Hulu Selangor	Freehold	Land	: 38 hectares	1 plot of vacant building land	16.3	-	1994
9	Ulu Yam, Hulu Selangor	Freehold	Land	: 4 hectares	3 plots of vacant agriculture land	1.1	-	1994
10	Pulau Indah, Klang	Leasehold (unexpired lease period of 94 years)	Land	: 47 hectares	13 plots of vacant industrial land & improvements	48.4	-	1997
FEDERAL TERRITORY OF KUALA LUMPUR								
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up	: 178 sq.metres	1 unit of Desa Angkasa Apartment	0.3	15	1986
STATE OF TERENGGANU DARUL IMAN								
1	Kijal, Kemaman	Leasehold (unexpired lease period of 90 years)	Land	: 272 hectares	5 plots of resort/ property development land	48.6	-	1997
			Land	: 51 hectares	18-hole Awana Kijal Golf Course	12.5	-	1997
			Built-up	: 35,563 sq.metres	7-storey Awana Kijal Hotel	124.7	5	1997
			Built-up	: 1,854 sq.metres	28 units of Baiduri Apartment	2.8	7	1997
			Built-up	: 7,278 sq.metres	96 units of Angsana Apartment	11.3	6	1997
STATE OF KEDAH DARUL AMAN								
1	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 86 years)	Land	: 14 hectares	5 plots of building land	10.0	-	1997
			Built-up	: 14,387 sq.metres	3-storey Awana Langkawi Hotel Cultural / Sports Centre, Maritime / Entertainment Centre	58.0	4	1997

* *The building was completed and opened progressively from 2000 to 2001.*

Group Offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites: www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Websites: www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6101 3015
Fax : 03 – 6101 3535
E-mail : agh@resorts.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@resorts.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

Customer Interaction Centre (CIC)
Genting Highlands Resort
(For rooms, shows, theme park and other resort facilities)
Ground Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Toll Free Line : 1 800 18 1118
Reservations E-mail:
customercare@genting.com.my
Membership E-mail:
gwcard@genting.com.my

Penang Office
Unit 10-1 AB, 10th Floor,
IP Tower, Island Plaza,
118 Jalan Tanjung Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
Lot T24, 3rd Floor, Ipoh Parade,
105, Jalan Sultan Abdul Jalil,
Greentown, 30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak,
Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

Property Sales
- Awana Condominium
- Ria Apartments
Tel : 03 – 2161 3833
Fax : 03 – 2163 5097

CONVENTION SALES

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : convsale@genting.com.my

Genting International Convention Centre
Website: http://mice.egenting.com

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888,
Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1815
Fax : 03 – 6251 8399

Limousine Service Counter
(KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter
(Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

Resorts World Tours Sdn Bhd
(For airline ticketing and travel agency services)
Ground Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2162 2666
Fax : 03 – 2030 6995

OVERSEAS

Singapore

Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6734 2735
Fax : 02 – 6737 7260

Hong Kong SAR

Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok

Star Cruises
18th Floor, B.U.I. Building
177/1, Soi Anumamrachathon 1,
Surawongse Road, Bangrak, Bangkok,
10500 Thailand
Tel : 662 – 634 7240
Fax : 662 – 634 7217

As At 29 April 2002

Class of Shares : Ordinary Shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No.of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 1,000	1,876	9.77	217,438	0.02
1,000 - 10,000	15,064	78.47	37,973,263	3.48
10,001 - 100,000	1,635	8.52	49,969,095	4.58
100,001 - less than 5% of issued shares	616	3.21	453,683,538	41.55
5% and above of issued shares	5	0.03	550,000,000	50.37
Total	**19,196**	**100.00**	**1,091,843,334**	**100.00**

THIRTY (30) LARGEST SHAREHOLDERS

Name	No. of Shares	% of Issued Capital
1. Genting Berhad	602,318,000	55.17
2. HSBC Nominees (Asing) Sdn Bhd *Emerging Markets Growth Fund*	16,014,000	1.47
3. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Asia Investment Corporation (BVI)*	14,019,000	1.28
4. UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (H.K.) Limited for Wang Tak Company Limited (UOBNHK A681)*	13,300,000	1.22
5. Cartaban Nominees (Asing) Sdn Bhd *Credit Suisse Singapore for Wang Tak Company Limited (120380)*	11,300,000	1.03
6. Malaysia Nominees (Asing) Sendirian Berhad *Straits Lion Asset Management Pte Ltd for The Great Eastern Life Assurance Co. Ltd (00-10020)*	9,412,000	0.86
7. HSBC Nominees (Asing) Sdn Bhd *IBJ Bank & Trust Company for the Schroder Pacific Emerging Markets Fund*	9,130,500	0.84
8. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	7,709,000	0.70
9. HSBC Nominees (Asing) Sdn Bhd *JPMCB for Fleming Flagship Asian Opportunities Fund*	4,983,000	0.46
10. HSBC Nominees (Asing) Sdn Bhd *Allied Dunbar Assurance Public Limited Company*	4,533,000	0.41
11. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Helsingfors Investments*	4,529,000	0.41
12. Cartaban Nominees (Asing) Sdn Bhd *Boston Safe Deposit And Trust Company for Commonwealth of Pennsylvania Public School Employees Retirement*	4,512,666	0.41
13. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (MLF)*	4,244,000	0.39
14. HSBC Nominees (Asing) Sdn Bhd *Stichting Pensioenfonds ABP*	3,700,000	0.34
15. Amanah Raya Nominees (Tempatan) Sdn Bhd *Kuala Lumpur Growth Fund*	3,590,000	0.33
16. Citicorp Nominees (Asing) Sdn Bhd *TNTC for Government of Singapore Investment Corporation Pte Ltd*	3,577,000	0.33
17. HSBC Nominees (Asing) Sdn Bhd *Capital International Emerging Markets Investment Fund*	3,551,000	0.33
18. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund IG03 for MCBT Global Emerging Markets*	3,467,000	0.32

THIRTY (30) LARGEST SHAREHOLDERS (Cont'd)

Name	No. of Shares	% of Issued Capital
19. HSBC Nominees (Asing) Sdn Bhd *Bank of Bermuda (Guernsey) Ltd for the Schroder Emerging Markets Fund*	3,457,000	0.32
20. HSBC Nominees (Asing) Sdn Bhd *MTDL for Overseas Larger Companies Trust*	3,310,000	0.30
21. Citicorp Nominees (Asing) Sdn Bhd *CB LUX for the Batterymarch Global Emerging Markets Fund*	3,112,000	0.29
22. Citicorp Nominees (Asing) Sdn Bhd *Fled Noms for Philips Pension Funds*	3,000,000	0.27
23. Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	2,917,000	0.27
24. HSBC Nominees (Asing) Sdn Bhd *T. Rowe Price International Funds for New Asia Fund*	2,868,000	0.26
25. Mayban Nominees (Tempatan) Sdn Bhd *Mayban Trustees Berhad for Kuala Lumpur Regular Savings Fund (N14011940100)*	2,536,000	0.23
26. HSBC Nominees (Asing) Sdn Bhd *Mineworkers' Pension Scheme*	2,438,000	0.22
27. HSBC Nominees (Asing) Sdn Bhd *Henderson Pacific Investment Trust*	2,400,000	0.22
28. HSBC Nominees (Asing) Sdn Bhd *T. Rowe Price Trust Company, International Common Trust Fund*	2,161,000	0.20
29. HSBC Nominees (Asing) Sdn Bhd *Coal Staff Superannuation Scheme Trustees Limited*	2,132,000	0.20
30. HSBC Nominees (Asing) Sdn Bhd *Pearl Assurance Public Limited Company*	2,050,000	0.19
Total	**756,270,166**	**69.27**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As At 29 April 2002

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
(a) Genting Berhad	602,318,000	55.17	-	-
(b) Kien Huat Realty Sdn Bhd	-	-	602,557,786	55.19
(c) Parkview Management Sdn Bhd	-	-	602,557,786	55.19

Notes:

(b) Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting Berhad ("Genting")

(c) Deemed interested through a subsidiary of Kien Huat Realty Sdn Bhd (Tinehay Holdings Limited) and Genting

Analysis Of Shareholdings
As At 29 April 2002 (Cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As At 29 April 2002

INTEREST IN THE COMPANY

	No. of Shares			
Name of Director	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Dato' Lim Kok Thay	50,000	0.0046	-	-
Tan Sri Alwi Jantan	5,000	0.0005	-	-

INTEREST IN RELATED CORPORATIONS

Genting Berhad

	No. of Shares			
Name of Director	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	6,681,000	0.94855	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Dato' Lim Kok Thay	3,433,800	0.48752	11,523,996*	1.63614

Note :

* Deemed interested through Time Life Equity Sdn Bhd.

Asiatic Development Berhad

	No. of Shares			
Name of Director	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	437,500	0.0590	-	-
Dato' Lim Kok Thay	144,000	0.0194	-	-
Dato' Siew Nim Chee	10,000	0.0013	-	-

Genting Centre of Excellence Sdn Bhd

	No. of Shares			
Name of Director	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Alwi Jantan	60,000	30.0	-	-

Genting International PLC

	No. of Shares			
Name of Director	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	1,832,468	0.1291	-	-
Mr Justin Tan Wah Joo	170,000	0.0120	-	-

AMERICAN DEPOSITORY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each representing approximately 2.5% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Deppository Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2002, there were 245,412 ADRs outstanding representing 1,227,060 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.

RESORTS WORLD BHD

(58019-U)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ____

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

____

(FULL NAME)

of ____

(ADDRESS)

or failing him ____

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 25 June 2002 at 2.30 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ____

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

____

(FULL NAME)

of ____

(ADDRESS)

or failing him ____

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 25 June 2002 at 2.30 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTION		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect Directors:					
i) Dato' Lim Kok Thay	Resolution 4				
ii) Mr Justin Tan Wah Joo	Resolution 5				
iii) Tan Sri Dr. Lin See Yan	Resolution 6				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965:					
i) Tan Sri Lim Goh Tong	Resolution 7				
ii) Dato' Siew Nim Chee	Resolution 8				
To re-appoint Auditors	Resolution 9				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this _______________ day of _______________ 2002

No. of Shares held	

____
Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.



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